03040066

U.S. Securities and Exchange Commission
Washington, D.C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Asset Securities Corporation.	0000932858
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Current Report on Form 8-K For 12/22/03 Deal 2003-KS11	333-108865
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 22nd day of December 2003.

Residential Asset Securities Corporation
(Registrant)

By:
Name: Benita Bjorgo
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2003, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

GMAC RFC Securities

Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information

The information herein has been provided solely by Residential Funding Securities Corporation ("RFSC") based on information with respect to the mortgage loans provided by Residential Funding Corporation ("RFC") and its affiliates. RFSC is a wholly owned subsidiary of RFC. Neither RFC nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein.

The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commissions (SEC). All assumptions and information in this report reflect RFSC's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices.

Further, RFSC does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. RFSC (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments.

In addition, RFSC may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein shall be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement.

Finally, RFSC has not addressed the legal, accounting and tax implications of the analysis with respect to you, and RFSC strongly urges you to seek advice from your counsel, accountant and tax advisor.

GMAC RFC

RMBS New Issue Term Sheet

$1,450,000,000 Certificates (Approximate)

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2003-KS11

RASC Series 2003-KS11 Trust
Issuer

Residential Asset Securities Corporation
Depositor

Residential Funding Corporation
Master Servicer

December 10, 2003

GMAC RFC Securities

Any transactions in the certificates will be effected through Residential Funding Securities Corporation

RASC Series 2003-KS11

Certificates[(1)(2)]

Class	Loan Group	*Expected* Size ($)[(1)]	Interest Type	Principal Type	*Expected* WAL (yrs) ***Call/Mat***	*Expected* Principal Window (mos) ***Call/Mat***	Final Scheduled Distribution Date[(9)]	*Expected* Ratings (Moody's / S&P/Fitch)
A-I-1[(3)(6)]	I	138,000,000	Floating	SEQ	0.90/0.90	1-21/1-21	11/25/2021	Aaa/AAA/AAA
A-I-2[(3)(6)]	I	56,000,000	Fixed	SEQ	2.10/2.10	21-31/21-31	12/25/2025	Aaa/AAA/AAA
A-I-3[(3)(6)]	I	44,000,000	Fixed	SEQ	3.00/3.00	31-45/31-45	3/25/2029	Aaa/AAA/AAA
A-I-4[(3)(6)]	I	47,200,000	Fixed	SEQ	5.00/5.00	45-92/45-92	3/25/2032	Aaa/AAA/AAA
A-I-5[(3)(5)(6)]	I	24,400,000	Fixed	SEQ	8.53/11.69	92-103/92-221	1/25/2034	Aaa/AAA/AAA
A-I-6[(3)(6)(7)]	I	34,400,000	Fixed	NAS	6.49/6.64	38-103/38-219	1/25/2034	Aaa/AAA/AAA
M-I-1[(3)(6)(10)]	I	24,000,000	Fixed	MEZ	5.73/6.30	37-103/37-180	1/25/2034	Aa2/AA/AA
M-I-2[(3)(6)(10)]	I	17,000,000	Fixed	MEZ	5.73/6.23	37-103/37-165	1/25/2034	A2/A+/A
M-I-3[(3)(6)(10)]	I	15,000,000	Fixed	MEZ	5.73/6.08	37-103/37-146	1/25/2034	Baa2/BBB+/BBB
A-II-A[(4)(5)(6)(8)]	II-A	438,375,000	Floating	Pass-Thru			Not Offered	
A-II-B[(4)(5)(6)]	II-B	438,375,000	Floating	Pass-Thru	2.16/2.31	1-69/1-149	1/25/2034	Aaa/AAA/AAA
M-II-1[(4)(5)(6)(10)]	II	73,500,000	Floating	MEZ	4.33/4.69	41-69/41-123	1/25/2034	Aa2/AA/AA+
M-II-2[(4)(5)(6)(10)]	II	57,750,000	Floating	MEZ	4.17/4.48	39-69/39-110	1/25/2034	A2/A+/A+
M-II-3[(4)(5)(6)(10)]	II	42,000,000	Floating	MEZ	4.10/4.26	37-69/37-93	1/25/2034	Baa2/BBB+/BBB+

Structure:

(1) The size is subject to a permitted variance in the aggregate of plus or minus 5%.

(2) The Offered Certificates will be priced to the related Optional Termination Date and the applicable Pricing Speed for the related loan group.

(3) Loan group I pricing speed of 23% HEP (assumes that prepayments start at 2.3% CPR in month one, increase to 23% CPR by month ten, and remain constant at 23% CPR thereafter).

(4) Loan group II pricing speed of 100% PPC (assumes that prepayments start at 2% CPR in month one, increase by approximately 2.545% each month to 30% CPR in month twelve, and remain at 30% CPR until month 22, from month 23 to month 27, 50% CPR, and from month 28 and thereafter, 35% CPR.)

(5) The pass-through rate on the Class A-I-5 Certificates will increase by 0.50% per annum, the applicable margin on the Class A-II Certificates will increase to 2x their original margin and the applicable margin on the Class M-II Certificates will increase to 1.5x their original margin on the second Distribution Date after the first possible related Optional Termination Date.

(6) The Offered Certificates may be subject to the applicable Net WAC Cap Rate.

(7) Principal Lockout Bond.

(8) Not offered hereby but will be offered via the prospectus.

(9) For the Class A-I-1, Class A-I-2, Class A-I-3 and Class A-I-4 Certificates, the Final Scheduled Distribution Date will be calculated assuming no prepayments, losses or delinquencies on the Mortgage Loans, no termination of the Trust with respect to either loan group on the related Optional Termination Date, a required overcollateralization amount of $0, and no excess Cash Flow on any distribution date. For all other classes of certificates, the Final Scheduled Distribution Date is the Distribution Date in the month following the latest maturing Mortgage Loan in the related loan group.

(10) The Class M-I Certificates and the Class M-II Certificates are not expected to receive principal payments prior to the Stepdown Date.

Summary of Terms

Title of Securities:	RASC Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2003-KS11
Issuer:	RASC Series 2003-KS11 Trust
Offered Certificates:	Class A-I-1 Certificates, Class A-I-2 Certificates, Class A-I-3 Certificates, Class A-I-4 Certificates, Class A-I-5 Certificates and Class A-I-6 Certificates (the "Class A-I Certificates"); Class A-II-A Certificates and Class A-II-B Certificates (the "Class A-II Certificates"). The Class A-I Certificates and the Class A-II Certificates are referred to herein as the "Class A Certificates". Class M-I-1 Certificates, Class M-I-2 Certificates and Class M-I-3 Certificates (the "Class M-I Certificates"); Class M-II-1 Certificates, Class M-II-2 Certificates and Class M-II-3 Certificates (the "Class M-II Certificates"). Class M-I-1 Certificates and Class M-II-1 Certificates (the "Class M-1 Certificates"); Class M-I-2 Certificates and Class M-II-2 Certificates (the "Class M-2 Certificates"); Class M-I-3 Certificates and Class M-II-3 Certificates (the "Class M-3 Certificates"). The Class M-I Certificates and the Class M-II Certificates are referred herein as the "Class M Certificates". The Class A Certificates and the Class M Certificates are referred to herein as the "Offered Certificates". Notwithstanding the foregoing definition of Offered Certificates, the Class A-II-A Certificates are not being offered hereby.
Master Servicer:	Residential Funding Corporation
Sub-servicer:	The primary servicing will be provided by HomeComings Financial Network, Inc., a wholly owned subsidiary of Residential Funding Corporation, with respect to approximately 77.79% of the Mortgage Loans in Loan Group I and 91.88% of the Mortgage Loans in Loan Group II.
Trustee:	JPMorgan Chase Bank
Depositor:	Residential Asset Securities Corporation, an affiliate of Residential Funding Corporation
Joint Lead Managers:	Citigroup Global Markets Inc. and Banc of America Securities LLC
Co-Managers:	Banc One Capital Markets, Inc., Deutsche Bank Securities Inc., and Residential Funding Securities Corporation
Statistical Cut-Off Date:	November 1, 2003
Cut-Off Date:	December 1, 2003
Closing Date:	On or about December 30, 2003
Distribution Dates:	The 25th day of each month (or the next business day), commencing in January 2004.
Form of Certificates:	The Offered Certificates will be available in book-entry form through DTC, Clearstream and Euroclear.

Summary of Terms (Continued)

Minimum Denominations:	The Class A Certificates and the Class M-1 Certificates will be offered in minimum denominations of $25,000 and integral multiples of $1 in excess thereof. The Class M-2 Certificates and Class M-3 Certificates will be offered in minimum denominations of $250,000 and integral multiples of $1 in excess thereof.
Tax Status:	The Offered Certificates will be designated as regular interests in a REMIC and, as such, will be treated as debt instruments of a REMIC for federal income tax purposes.
ERISA Eligibility:	The Offered Certificates **may be** eligible for purchase by employee benefit plans or other retirement arrangements that are subject to ERISA or Section 4975 of the Internal Revenue Code. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of such a plan's acquisition and ownership of such Offered Certificates.
SMMEA Eligibility:	**None** of the Offered Certificates are expected to constitute "mortgage-related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.
Optional Termination Date:	If the aggregate principal balance of either Loan Group I or Loan Group II individually falls below 10% of the original principal balance thereof ("Optional Termination Date"), the Master Servicer may terminate the trust with respect to that loan group.
Expense Fee Rate:	With respect to any Mortgage Loan, the expense fee rate consists of the servicing fee for such Mortgage Loan. The servicing fee consists of (a) servicing compensation payable to the master servicer for its master servicing activities, and (b) subservicing and other related compensation payable to the sub-servicer, including compensation paid to the master servicer as the direct servicer of a Mortgage Loan for which there is no sub-servicer.
Mortgage Loans:	The mortgage pool will consist of Mortgage Loans that will be divided into Loan Group I, which will consist of fixed-rate subprime home equity Mortgage Loans secured by first liens (94.74%) and second liens (5.26%) on mortgaged properties, and Loan Group II, which will consist of adjustable-rate subprime home equity Mortgage Loans secured by first liens on mortgaged properties. Loan Group II will be subdivided into two groups referred to as Loan Group II-A and Loan Group II-B. Loan Group II-A will consist of adjustable-rate Mortgage Loans having principal balances at origination of no more than $322,700 if a single family property (or $484,050 if the property is located in Hawaii or Alaska), $413,100 if a two-family property (or $619,650 if the property is located in Hawaii or Alaska), $499,300 if a three-family property (or $748,950 if the property is located in Hawaii or Alaska), or $620,500 if a four-family property (or $930,750 if the property is located in Hawaii or Alaska). Loan Group II-B will consist of adjustable-rate Mortgage Loans that had principal balances at origination that may or may not conform to the criteria specified above for Mortgage Loans included in Loan Group II-A.
Prepayment Assumption:	Loan Group I: 23% HEP (assumes that prepayments start at 2.3% CPR in month one, increase to 23% CPR by month ten, and remain constant at 23% CPR thereafter). Loan Group II: 100% PPC (assumes that prepayments start at 2% CPR in month one, increase by approximately 2.545% each month to 30% CPR in month twelve, and remain at 30% CPR until month 22, from month 23 to month 27, 50% CPR, and from month 28 and thereafter, 35% CPR.)
Net Mortgage Rate:	With respect to any Mortgage Loan, the mortgage rate thereon minus the Expense Fee Rate.
Maximum Net Mortgage Rate:	With respect to any Mortgage Loan in Loan Group II, the maximum mortgage rate thereon minus the Expense Fee Rate.

Summary of Terms (Continued)

Group I Net WAC Cap Rate:	With respect to any Distribution Date, a per annum rate equal to the weighted average of the Net Mortgage Rates of the Group I Loans as of the end of the calendar month immediately preceding the month in which that Distribution Date occurs.
Class A-I-1 Net WAC Cap Rate:	The pass-through rate of the Class A-I-1 Certificates may be subject to a cap equal to the product of (x) the Group I Net WAC Cap Rate and (y) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the related interest accrual period.
Group I Net WAC Cap Shortfall:	With respect to each class of Class A-I Certificates and Class M-I Certificates, and any Distribution Date on which the Group I Net WAC Cap Rate (or the Class A-I-1 Net WAC Cap Rate in the case of the Class A-I-1 Certificates) is used to determine the pass-through rate of that class of certificates, an amount equal to the excess of (i) accrued certificate interest calculated at the pass-through rate that would otherwise be applicable if the Group I Net WAC Cap Rate (or the Class A-I-1 Net WAC Cap Rate in the case of the Class A-I-1 Certificates) did not apply, over (ii) accrued certificate interest calculated using the Group I Net WAC Cap Rate (or the Class A-I-1 Net WAC Cap Rate in the case of the Class A-I-1 Certificates).
Group I Net WAC Cap Shortfall Carry-Forward Amount:	With respect to each class of Class A-I Certificates and Class M-I Certificates and any Distribution Date, an amount equal to any unpaid Group I Net WAC Cap Shortfalls from the current and prior Distribution Dates, plus interest thereon at a rate equal to the related pass-through rate. Such reimbursement will only come from interest on the Mortgage Loans and will be paid as described under "Excess Cash Flow Distributions". No such carry-forward will be paid to any class of Class A-I Certificates or Class M-I Certificates once the certificate principal balance has been reduced to zero for such class.
Group II Net WAC Cap Rate:	The pass-through rates of the Class A-II Certificates and Class M-II Certificates with respect to each Distribution Date will be subject to a cap equal to the product of (i) the weighted average of the Net Mortgage Rates of the Loan Group II Mortgage Loans as of the end of the calendar month immediately preceding the month in which such distribution date occurs and (ii) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the related interest accrual period.
Group II Basis Risk Shortfall:	With respect to each class of Class A-II Certificates and Class M-II Certificates, and any Distribution Date on which the Group II Net WAC Cap Rate is used to determine the pass-through rate of that class of certificates, an amount equal to the excess of (i) accrued certificate interest calculated at the pass-through rate that would otherwise be applicable if the Group II Net WAC Cap Rate did not apply, provided that this rate does not exceed the Group II weighted average Maximum Net Mortgage Rate over (ii) accrued certificate interest calculated using the Group II Net WAC Cap Rate.
Group II Basis Risk Shortfall Carry-Forward Amount:	With respect to each class of Class A-II Certificates and Class M-II Certificates, and any Distribution Date, an amount equal to any unpaid Group II Basis Risk Shortfalls from the current and prior Distribution Dates, plus interest thereon at a rate equal to the related pass-through rate that would otherwise be applicable if the Group II Net WAC Cap Rate did not apply, provided that this rate did not exceed the Group II weighted average Maximum Net Mortgage Rate. Any reimbursement of such carry-forward will only come from interest on the Mortgage Loans and proceeds from any applicable Yield Maintenance Agreement and will be paid as described under "Excess Cash Flow Distributions". No such carry-forward will be paid to any class of Class A-II Certificates or Class M-II Certificates once the certificate principal balance has been reduced to zero for such class.
Relief Act Shortfalls:	With respect to any Distribution Date, the shortfall, if any, in collections of interest resulting from the Soldiers' and Sailors' Civil Relief Act of 1940. Relief Act Shortfalls will be covered by available excess cash flow in the current period as described under "Excess Cash Flow Distributions". Any Relief Act Shortfalls allocated to the offered certificates for the current period not covered by Excess Cash Flow in the current period will remain unpaid.

Summary of Terms (Continued)

Interest Accrual Period:	Class A-I-1 Certificates, Class A-II Certificates and Class M-II Certificates: From and including the preceding Distribution Date (for the first accrual period, the closing date) to but excluding the current Distribution Date on an actual/360 basis. Classes A-I-2 through A-I-6 Certificates and Class M-I Certificates: The calendar month preceding the current Distribution Date on a 30/360 basis.
Eligible Master Servicing Compensation:	With respect to any Distribution Date in the respective loan group, the lesser of (i) one-twelfth of 0.125% of the stated principal balance of the related Mortgage Loans immediately preceding that Distribution Date and (ii) the sum of the Master Servicing fee payable to the Master Servicer in respect of its master servicing activities and reinvestment income received by the Master Servicer on amounts payable on that Distribution Date with respect to the related Mortgage Loans.
Coupon Step Up:	If the Master Servicer does not purchase the remaining Loan Group I Mortgage Loans on the first possible related Optional Termination Date, the pass-through rate on the Class A-I-5 Certificates will increase by 0.50% per annum on the second Distribution Date following that Optional Termination Date. If the Master Servicer does not purchase the remaining Loan Group II Mortgage Loans on the first possible related Optional Termination Date, the applicable margin on the Class A-II Certificates will increase to 2x the original margin and the applicable margin for the Class M-II Certificates will increase to 1.5x the original margin on the second Distribution Date following that Optional Termination Date.

Credit Enhancement

Credit Enhancement:

Credit enhancement is provided by the following:

(1) Excess Cash Flow;

(2) Overcollateralization;

(3) Cross-collateralization; and

(4) Subordination.

Credit Support Percentage:

Loan Group I			Loan Group II		
Class	Initial Credit Support	After Stepdown Support	Class	Initial Credit Support	After Stepdown Support
A	14.00%	34.70%	A	16.50%	37.60%
M-1	8.00%	22.70%	M-1	9.50%	23.60%
M-2	3.75%	14.20%	M-2	4.00%	12.60%
M-3	0.00%	6.70%	M-3	0.00%	4.60%

For any class of Offered Certificates, the initial Credit Support is the aggregate certificate principal balance of all Offered Certificates subordinate to such class as a percentage of the aggregate stated principal balance of the related Mortgage Loans as of the Cut-off Date. The initial Credit Support is not inclusive of the OC Target. The Credit Support after the related Stepdown Date is inclusive of the OC Target

Subordination Percentage:

Loan Group I		Loan Group II	
Class	Subordination Percentage	Class	Subordination Percentage
A	65.30%	A	62.40%
M-1	77.30%	M-1	76.40%
M-2	85.80%	M-2	87.40%
M-3	93.30%	M-3	95.40%

Excess Cash Flow:

For either loan group on any Distribution Date, the sum of (a) the excess of the related available distribution amount over the sum of (x) the interest distribution amount for the related classes of Offered Certificates and (y) the related principal remittance amount and (b) any related overcollateralization reduction amounts.

Excess Cash Flow may be used to protect the Offered Certificates against realized losses by making an additional payment of principal up to the amount of the realized losses.

Overcollateralization Amount:

The overcollateralization ("OC") provisions are intended to provide for the limited acceleration of principal payments on the Offered Certificates relative to the amortization of the related loan group, generally until the required OC levels are reached. The acceleration of principal payments is achieved by applying certain excess interest collected on each loan group to the payment of principal on the Offered Certificates in the manner described under "Excess Cash Flow Distributions", resulting in the accumulation of OC. By paying down the principal balance of the Offered Certificates faster than the principal amortization of the related loan group, an OC amount equal to the excess of the aggregate unpaid principal balance of the related loan group over the aggregate certificate principal balance of the related Offered Certificates is created. Excess interest, to the extent not used to cover losses, will be directed to build each loan group's OC until the respective loan group reaches its required Overcollateralization Target Amount ("OC Target"). Upon this event, the acceleration feature will cease unless it is once again necessary to maintain the required OC level. Excess interest will begin to be applied as accelerated principal payments on the January 2004 Distribution Date with respect to both loan groups.

Credit Enhancement (Continued)

Overcollateralization Target Amount:	With respect to any Distribution Date and Loan Group I (i) prior to the related Stepdown Date, an amount equal to 3.35% of the aggregate initial principal balance of the Mortgage Loans in Loan Group I, (ii) on or after the related Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 6.70% of the then current aggregate outstanding principal balance of the Mortgage Loans in Loan Group I and (y) the related OC Floor or (iii) on or after the related Stepdown Date if a Trigger Event is in effect, the related OC Target for the immediately preceding Distribution Date. With respect to any Distribution Date and Loan Group II (i) prior to the related Stepdown Date, an amount equal to 2.30% of the aggregate initial principal balance of the Mortgage Loans in Loan Group II, (ii) on or after the related Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 4.60% of the then current aggregate outstanding principal balance of the Mortgage Loans in Loan Group II and (y) the related OC Floor or (iii) on or after the related Stepdown Date if a Trigger Event is in effect, the related OC Target for the immediately preceding Distribution Date.
Overcollateralization Floor:	For either Loan Group, 0.50% of the aggregate initial principal balance of the Mortgage Loans in the related Loan Group.
Stepdown Date:	For each group of certificates, the earlier to occur of (1) the first Distribution Date on which the balance of the Class A Certificates has been reduced to zero or (2) the later to occur of (x) the Distribution Date in January 2007 and (y) the first Distribution Date on which the related Senior Enhancement Percentage is greater than or equal to the related Specified Enhancement Percentage.
Specified Enhancement Percentage:	The Specified Enhancement Percentage is 34.70% for Loan Group I and 37.60% for Loan Group II.
Senior Enhancement Percentage:	For either loan group on any Distribution Date, the Senior Enhancement Percentage will be equal to a fraction, the numerator of which is the sum of (x) the aggregate certificate principal balance of the related Class M Certificates immediately prior to that Distribution Date and (y) the overcollateralization amount of the related loan group, in each case prior to the distribution of the Principal Distribution Amount on such Distribution Date, and the denominator of which is the aggregate stated principal balance of the Mortgage Loans in that loan group after giving effect to distributions to be made on that Distribution Date.
Trigger Event:	A Trigger Event is in effect with respect to either loan group on any Distribution Date on or after the related Stepdown Date if either (i) the product of (a) [1.68] in the case of Loan Group I and [1.98] in the case of Loan Group II and (b) the related Sixty-Plus Delinquency Percentage exceeds the related Senior Enhancement Percentage for that Distribution Date or (ii) cumulative realized losses on the related Mortgage Loans as a percentage of the initial aggregate principal balance of the related Mortgage Loans as of the Cut-off Date equal or exceed the following amounts:

Credit Enhancement (Continued)

Cumulative Realized Loss Percentage:

Distribution Dates	Loan Group I	Loan Group II
Months 37-48	[2.50]% with respect to Month 37, plus an additional 1/12th of [1.50]% for each month thereafter	[3.50]% with respect to Month 37, plus an additional 1/12th of [2.00]% for each month thereafter
Months 49-60	[4.00]% with respect to Month 49, plus an additional 1/12th of [1.50]% for each month thereafter	[5.50]% with respect to Month 49, plus an additional 1/12th of [1.75]% for each month thereafter
Months 61-72	[5.50]% with respect to Month 61, plus an additional 1/12th of [0.50]% for each month thereafter	[7.25]% with respect to Month 61, plus an additional 1/12th of [0.75]% for each month thereafter
Months 73 and thereafter	[6.00]%	[8.00]%

Sixty-Plus Delinquency Percentage: With respect to either loan group and any Distribution Date on or after the related Stepdown Date, the arithmetic average, for each of the three Distribution Dates ending with the applicable Distribution Date, of the percentage equivalent of a fraction, the numerator of which is the aggregate principal balance of the Mortgage Loans in that loan group that are 60 or more days delinquent in payment of principal and interest for the relevant Distribution Date, including Mortgage Loans in that loan group in foreclosure and REO, and the denominator of which is the aggregate principal balance of all of the Mortgage Loans in that loan group immediately preceding the relevant Distribution Date.

Yield Maintenance Agreement

On the Closing Date, the Trustee will enter into a Yield Maintenance Agreement with [ ] (the "Counterparty") for the benefit of the Class A-II-A, Class A-II-B and the Class M-II Certificates. The notional balance of the Yield Maintenance Agreement and the strike rates are in the table below. In exchange for a fixed payment on the Closing Date, the Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the strike rate beginning with the Distribution Date in February 2004. Such payments will be capped at their maximum amount when one-month LIBOR equals or exceeds [6.75%]. The Yield Maintenance Agreement will terminate after the Distribution Date in [December 2005].

Yield Maintenance Agreement Schedule

Distribution Date	Notional Balance ($)	Strike Rate (%)	Distribution Date	Notional Balance ($)	Strike Rate (%)
2/25/2004	[1,047,409,120]	[6.02]	2/25/2005	[842,423,864]	[5.98]
3/25/2004	[1,042,530,151]	[6.46]	3/25/2005	[817,050,194]	[6.67]
4/25/2004	[1,035,333,710]	[6.01]	4/25/2005	[792,436,092]	[5.97]
5/25/2004	[1,025,803,909]	[6.23]	5/25/2005	[768,558,926]	[6.18]
6/25/2004	[1,013,939,080]	[6.01]	6/25/2005	[745,396,737]	[5.96]
7/25/2004	[999,752,400]	[6.22]	7/25/2005	[722,928,218]	[6.17]
8/25/2004	[983,272,395]	[6.01]	8/25/2005	[701,132,694]	[5.94]
9/25/2004	[964,543,322]	[6.00]	9/25/2005	[679,990,104]	[5.94]
10/25/2004	[943,625,394]	[6.22]	10/25/2005	[659,480,984]	[6.15]
11/25/2004	[920,594,859]	[6.00]	11/25/2005	[639,586,446]	[5.92]
12/25/2004	[895,543,911]	[6.21]	12/25/2005	[603,137,261]	[6.12]
1/25/2005	[868,580,424]	[5.99]			

Interest Distributions

Interest Distributions:

On each Distribution Date, accrued and unpaid interest (less any prepayment interest shortfalls not covered by the Eligible Master Servicing Compensation or Excess Cash Flow) will be paid to the holders of Offered Certificates to the extent of the available distribution amount from the related loan group in the following order of priority:

(i) With respect to Loan Group I, to the Class A-I Certificates, pro rata, and with respect to Loan Group II, to the Class A-II-A Certificates and Class A-II-B Certificates in the manner set forth below;

(ii) To the related Class M-1 Certificates;

(iii) To the related Class M-2 Certificates; and

(iv) To the related Class M-3 Certificates.

Principal Distributions

Principal Distributions:

For each loan group on each Distribution Date, the related Principal Distribution Amount will be distributed as follows:

(i) To the related Class A Certificates, the related Class A Principal Distribution Amount, allocated as described below under "Class A Principal Distributions" until the certificate principal balance of the related Class A Certificates is reduced to zero;

(ii) To the related Class M-1 Certificates, the related Class M-1 Principal Distribution Amount, until the certificate principal balance of the related Class M-1 Certificates is reduced to zero;

(iii) To the related Class M-2 Certificates, the related Class M-2 Principal Distribution Amount, until the certificate principal balance of the related Class M-2 Certificates is reduced to zero; and

(iv) To the related Class M-3 Certificates, the related Class M-3 Principal Distribution Amount, until the certificate principal balance of the related Class M-3 Certificates is reduced to zero.

Principal Distributions (Continued)

Class A Principal Distributions:

The Class A Principal Distribution Amount for Loan Group I will be distributed as follows:

(i) To the Class A-I-6 Certificates, the Class A-I-6 Lockout Distribution Amount for that Distribution Date, until the certificate principal balance thereof is reduced to zero;

(ii) To the Class A-I-1 Certificates, until the certificate principal balance thereof is reduced to zero;

(iii) To the Class A-I-2 Certificates, until the certificate principal balance thereof is reduced to zero;

(iv) To the Class A-I-3 Certificates, until the certificate principal balance thereof is reduced to zero;

(v) To the Class A-I-4 Certificates, until the certificate principal balance thereof is reduced to zero;

(vi) To the Class A-I-5 Certificates, until the certificate principal balance thereof is reduced to zero; and

(vii) To the Class A-I-6 Certificates, until the certificate principal balance thereof is reduced to zero.

The Class A Principal Distribution Amount for Loan Group II will be distributed as follows:

(i) Concurrently, the Class A-II-A Principal Distribution Amount will be distributed to the Class A-II-A Certificates, until the certificate principal balance thereof has been reduced to zero, and the Class A-II-B Principal Distribution Amount will be distributed to the Class A-II-B Certificates until the certificate principal balance thereof has been reduced to zero; and

(ii) Any remaining Class A-II-A Principal Distribution Amount will be distributed to the Class A-II-B Certificates until the certificate principal balance thereof has been reduced to zero and any remaining Class A-II-B Principal Distribution Amount will be distributed to the Class A-II-A Certificates until the certificate principal balance thereof has been reduced to zero.

Excess Cash Flow Distributions

Excess Cash Flow Distributions: On any Distribution Date, the Excess Cash Flow for each loan group will be allocated in the following order of priority:

(i) To pay to the holders of the related Offered Certificates the principal portion of realized losses (in the order of priority as described above under "Principal Distributions") incurred on the Mortgage Loans in that loan group for the preceding calendar month;

(ii) To pay to the holders of the non-related Offered Certificates the principal portion of realized losses (in the order of priority as described above under "Principal Distributions") incurred on the Mortgage Loans in that non-related loan group for the preceding calendar month to the extent not covered by Excess Cash Flow from that non-related loan group;

(iii) To pay to the holders of the related Offered Certificates in respect of principal (in the order of priority as described above under "Principal Distributions"), until the related OC Target has been achieved;

(iv) To pay to the holders of the non-related Offered Certificates in respect of principal (in the order of priority as described above under "Principal Distributions") until the OC Target for that non-related loan group has been achieved, to the extent not covered by Excess Cash Flow from that non-related loan group;

(v) To pay to the holders of the related Offered Certificates, pro rata based on prepayment interest shortfalls allocated thereto, the amount of any prepayment interest shortfalls allocated thereto, to the extent not covered by the related Eligible Master Servicing Compensation on that Distribution Date;

(vi) To pay to the holders of the non-related Offered Certificates, pro rata based on prepayment interest shortfalls allocated thereto, the amount of any prepayment interest shortfalls allocated thereto, to the extent not covered by the Eligible Master Servicing Compensation or Excess Cash Flow from that non-related loan group on that Distribution Date;

(vii) To pay to the holders of the related Offered Certificates, pro rata based on unpaid prepayment interest shortfalls previously allocated thereto, the amount of any prepayment interest shortfalls remaining unpaid from prior Distribution Dates with interest thereon;

(viii) To pay to the holders of the non-related Offered Certificates, pro rata based on unpaid prepayment interest shortfalls previously allocated thereto, the amount of any prepayment interest shortfalls remaining unpaid from prior Distribution Dates with interest thereon, to the extent not covered by Excess Cash Flow from that non-related loan group;

(ix) To pay to the holders of the related Class A Certificates, pro-rata, and then to the related Class M Certificates, in order of priority, the amount of any Group I Net WAC Cap Rate Shortfall Carry-Forward Amounts or any Group II Basis Risk Shortfall Carry-Forward Amounts, as applicable;

Excess Cash Flow Distributions (Continued)

(x) To pay to the holders of the non-related Class A Certificates, pro-rata, and then to the non-related Class M Certificates, in order of priority, the amount of any Group I Net WAC Cap Rate Shortfall Carry-Forward Amounts or any Group II Basis Risk Shortfall Carry-Forward Amounts, as applicable, in each case to the extent not covered by Excess Cash Flow from that non-related loan group;

(xi) To pay to the holders of the related Offered Certificates, pro rata based on Relief Act Shortfalls allocated thereto for that Distribution Date, the amount of any Relief Act Shortfall occurring in the current interest accrual period;

(xii) To pay to the holders of the non-related Offered Certificates, pro rata based on Relief Act Shortfalls allocated thereto for that Distribution Date, the amount of any Relief Act Shortfall occurring in the current interest accrual period to the extent not covered by Excess Cash Flow for that non-related loan group;

(xiii) To pay to the holders of the related Class A Certificates, pro rata, and the related Class M Certificates, in order of priority, the principal portion of any realized losses previously allocated thereto that remain unreimbursed;

(xiv) To pay to the holders of the non-related Class A Certificates, pro rata, and the non-related Class M Certificates, in order of priority, the principal portion of any realized losses previously allocated thereto that remain unreimbursed to the extent not covered by Excess Cash Flow for that non-related loan group; and

(xv) To pay to the holders of the related Class SB Certificates any balance remaining, in accordance with the terms of the pooling and servicing agreement.

Definitions

Principal Remittance Amount:	For any Distribution Date and each loan group, the sum of the following amounts: (i) the principal portion of all scheduled monthly payments on the related Mortgage Loans received or advanced with respect to the related due period; (ii) the principal portion of all proceeds of the repurchase of related Mortgage Loans or, in the case of substitution, amounts representing a principal adjustment as required in the pooling and servicing agreement during the preceding calendar month; and (iii) the principal portion of all other unscheduled collections received on the related Mortgage Loans during the preceding calendar month including, without limitation, full and partial principal prepayments made by the respective mortgagors, to the extent not distributed in the preceding month but excluding subsequent recoveries.
Group A-II-A Interest Remittance Amount:	With respect to any Distribution Date, the portion of the available distribution amount for that Distribution Date attributable to interest received or advanced with respect to the Group II-A Mortgage Loans.
Group A-II-B Interest Remittance Amount:	With respect to any Distribution Date, the portion of the available distribution amount for that Distribution Date attributable to interest received or advanced with respect to the Group II-B Mortgage Loans.
Class A-II Interest Distribution Amount:	With respect to the Class A-II Certificates and any Distribution Date, the amount available for payment of accrued and unpaid interest, in the following amounts and priority: • First, concurrently, to the Class A-II-A Certificates from the Group A-II-A Interest Remittance Amount and to the Class A-II-B Certificates from the Group A-II-B Interest Remittance Amount; • Second, concurrently, to the Class A-II-A Certificates from the Group A-II-B Interest Remittance Amount and to the Class A-II-B Certificates from the Group A-II-A Interest Remittance Amount after taking into account clause *first* above; • Third, concurrently, to the Class A-II-A Certificates from the Principal Remittance Amount related to Loan Group II-A and to the Class A-II-B Certificates from the Principal Remittance Amount related to Loan Group II-B after taking into account clauses *first* and *second* above; and • Fourth, concurrently, to the Class A-II-A Certificates from the Principal Remittance Amount related to Loan Group II-B and to the Class A-II-B Certificates from the Principal Remittance Amount related to Loan Group II-A after taking into account clauses *first, second* and *third* above.
Principal Distribution Amount:	For any Distribution Date and each loan group, the sum of (a) the Principal Remittance Amount for the related Mortgage Loans and (b) the Excess Cash Flow to the extent distributable as principal to cover realized losses on the related Mortgage Loans and to reach the related OC Target minus any related overcollateralization reduction amount and certain other amounts with respect to servicing modifications as set forth in the pooling and servicing agreement.

Definitions (Continued)

Class A Principal Distribution Amount: With respect to either loan group and any Distribution Date (a) prior to the related Stepdown Date or on or after the related Stepdown Date if a Trigger Event is in effect for that Distribution Date, the Principal Distribution Amount for that Distribution Date or (b) on or after the related Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

(i) The related Principal Distribution Amount for that Distribution Date; and

(ii) The excess, if any, of (a) the aggregate certificate principal balance of the related Class A Certificates immediately prior to that Distribution Date over (b) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the related Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the related Mortgage Loans after giving affect to the distributions to be made on such Distribution Date minus the related OC Floor.

Class A-II-A Principal Distribution Amount: On any Distribution Date, the Class A Principal Distribution Amount for Loan Group II multiplied by a fraction, the numerator of which is (i) the portion of the Principal Allocation Amount related to the Group II-A Mortgage Loans for that Distribution Date and the denominator of which is (ii) the Principal Allocation Amount for all of the Group II Mortgage Loans for that Distribution Date.

Class A-II-B Principal Distribution Amount: On any Distribution Date, the Class A Principal Distribution Amount for Loan Group II multiplied by a fraction, the numerator of which is (i) the portion of the Principal Allocation Amount related to the Group II-B Mortgage Loans for that Distribution Date and the denominator of which is (ii) the Principal Allocation Amount for all of the Group II Mortgage Loans for that Distribution Date.

Class A-I-6 Lockout Distribution Amount: For any Distribution Date, the product of (a) the Class A-I-6 Lockout Distribution Percentage for that Distribution Date, (b) a fraction, the numerator of which is the certificate principal balance of the Class A-I-6 Certificates and the denominator of which is the aggregate certificate principal balance of all Class A-I Certificates (in each case immediately prior to such Distribution Date) and (c) the Class A Principal Distribution Amount for Loan Group I for such Distribution Date.

Class A-I-6 Lockout Distribution Percentage: The Class A-I-6 Lockout Distribution Percentage is assigned as follows:

(i) Between January 2004 and December 2006: 0%;

(ii) Between January 2007 and December 2008: 45%;

(iii) Between January 2009 and December 2009: 80%;

(iv) Between January 2010 and December 2010: 100%;

(v) January 2011 and thereafter: 300%.

Definitions (Continued)

Class M-1 Principal Distribution Amount:	With respect to either loan group and any Distribution Date (i) prior to the related Stepdown Date or on or after the related Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining related Principal Distribution Amount for that Distribution Date after distribution of the related Class A Principal Distribution Amount, or (ii) on or after the related Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the excess of (x) the sum of (i) aggregate certificate principal balance of the related Class A Certificates, after taking into account the distribution of the related Class A Principal Distribution Amount and (ii) the certificate principal balance of the related Class M-1 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the principal balance of the Mortgage Loans in that loan group and (ii) the aggregate stated principal balance of the Mortgage Loans in that loan group minus the related OC Floor.
Class M-2 Principal Distribution Amount:	With respect to either loan group and any Distribution Date (i) prior to the related Stepdown Date or on or after the related Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining related Principal Distribution Amount for that Distribution Date after distribution of the related Class A Principal Distribution Amount and the related Class M-1 Principal Distribution Amount, or (ii) on or after the related Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the excess of (x) the sum of (i) aggregate certificate principal balance of the related Class A Certificates and Class M-1 Certificates, after taking into account the distribution of the related Class A Principal Distribution Amount and Class M-1 Principal Distribution Amount and (ii) the certificate principal balance of the related Class M-2 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the principal balance of the Mortgage Loans in that loan group and (ii) the aggregate stated principal balance of the Mortgage Loans in that loan group minus the related OC Floor.
Class M-3 Principal Distribution Amount:	With respect to either loan group and any Distribution Date (i) prior to the related Stepdown Date or on or after the related Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining related Principal Distribution Amount for that Distribution Date after distribution of the related Class A Principal Distribution Amount, the related Class M-1 Principal Distribution Amount and the related Class M-2 Principal Distribution Amount or (ii) on or after the related Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the excess of (x) the sum of (i) aggregate certificate principal balance of the related Class A Certificates, Class M-1 Certificates, and Class M-2 Certificates, after taking into account the distribution of the related Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, and Class M-2 Principal Distribution Amount and (ii) the certificate principal balance of the related Class M-3 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the stated principal balance of the Mortgage Loans in that loan group and (ii) the aggregate stated principal balance of the Mortgage Loans in that loan group minus the related OC Floor.

Definitions (Continued)

Allocation of Losses:

Any realized losses for a loan group will be allocated in the following order of priority:

(i) To Excess Cash Flow for that loan group for the related Distribution Date;

(ii) To Excess Cash Flow for the non-related loan group, to the extent remaining after covering realized losses on the Mortgage Loans in that non-related loan group for the related Distribution Date;

(iii) To the overcollateralization for that related loan group, until reduced to zero (as further described in the prospectus supplement);

(iv) To the overcollateralization for the non-related loan group, until reduced to zero (meaning that losses will not be allocated under any subsequent clause until after the aggregate certificate principal balance of the Offered Certificates equals the aggregate principal balance of the Mortgage Loans as further described in the prospectus supplement);

(v) To the related Class M-3 Certificates, until reduced to zero;

(vi) To the related Class M-2 Certificates, until reduced to zero;

(vii) To the related Class M-1 Certificates, until reduced to zero; and

(viii) With respect to Loan Group I, among the Class A-I Certificates, on a pro-rata basis, with respect to Loan Group II-A, to the Class A-II-A Certificates and with respect to Loan Group II-B, to the Class A-II-B Certificates.

Principal Allocation Amount:

With respect to any Distribution Date for Loan Group II, the sum of (i) the Principal Remittance Amount for Loan Group II for that Distribution Date and (ii) the aggregate amount of realized losses on the Group II Mortgage Loans in the calendar month preceding that Distribution Date, to the extent covered by Excess Cash Flow for that Distribution Date; provided, that on any Distribution Date on which there is insufficient Excess Cash Flow to cover all realized losses on the Group II Mortgage Loans, in determining the Principal Distribution Amount for the Group II Loans, the available Excess Cash Flow will be allocated to the Class A-II-A Certificates and Class A-II-B Certificates, pro rata, based on the principal portion of realized losses on the Mortgage Loans in Loan Group II-A and Loan Group II-B, respectively.

Prospectus:

The certificates will be offered pursuant to a Prospectus which includes a Prospectus Supplement (together, the "Prospectus"). Additional information with respect to the Offered Certificates and the Mortgage Loans is contained in the Prospectus. The information contained in this Term Sheet is qualified in its entirety by the information appearing in the Prospectus. To the extent that the information contained in this Term Sheet is inconsistent with the Prospectus, the Prospectus shall govern in all respects. Sales of the Offered Certificates may not be consummated unless the purchaser has received the Prospectus.

Net WAC Rate related to the Class A-I-1 Certificates

Period	Payment Date	Net WAC Rate(1)	Period	Payment Date	Net WAC Rate(1)
1	1/25/2004	8.25	11	11/25/2004	6.92
2	2/25/2004	6.92	12	12/25/2004	7.15
3	3/25/2004	7.40	13	1/25/2005	6.92
4	4/25/2004	6.92	14	2/25/2005	6.92
5	5/25/2004	7.15	15	3/25/2005	7.67
6	6/25/2004	6.92	16	4/25/2005	6.92
7	7/25/2004	7.15	17	5/25/2005	7.15
8	8/25/2004	6.92	18	6/25/2005	6.92
9	9/25/2004	6.92	19	7/25/2005	7.15
10	10/25/2004	7.15	20	8/25/2005	6.92

(1) Run at the prepayment assumption to call.

Net WAC Rate related to the Class A-II-A, Class A-II-B and Class M-II Certificates

Period	Payment Date	Net WAC Rate(1)	Net WAC Rate(2)	Period	Payment Date	Net WAC Rate(1)	Net WAC Rate(2)
1	1/25/2004	7.72	7.72	36	12/25/2006	7.58	10.27
2	2/25/2004	6.47	7.21	37	1/25/2007	7.34	10.79
3	3/25/2004	6.92	7.21	38	2/25/2007	7.34	10.79
4	4/25/2004	6.47	7.21	39	3/25/2007	8.12	11.94
5	5/25/2004	6.69	7.21	40	4/25/2007	7.34	10.79
6	6/25/2004	6.47	7.21	41	5/25/2007	7.58	11.43
7	7/25/2004	6.69	7.21	42	6/25/2007	7.34	11.06
8	8/25/2004	6.47	7.21	43	7/25/2007	7.58	12.30
9	9/25/2004	6.47	7.22	44	8/25/2007	7.34	11.91
10	10/25/2004	6.69	7.22	45	9/25/2007	7.34	11.91
11	11/25/2004	6.47	7.23	46	10/25/2007	7.58	12.31
12	12/25/2004	6.69	7.23	47	11/25/2007	7.34	12.18
13	1/25/2005	6.47	7.24	48	12/25/2007	7.58	12.59
14	2/25/2005	6.47	7.24	49	1/25/2008	7.34	12.35
15	3/25/2005	7.16	7.25	50	2/25/2008	7.34	12.35
16	4/25/2005	6.47	7.25	51	3/25/2008	7.84	13.21
17	5/25/2005	6.69	7.26	52	4/25/2008	7.34	12.35
18	6/25/2005	6.47	7.26	53	5/25/2008	7.58	13.05
19	7/25/2005	6.69	7.27	54	6/25/2008	7.34	12.63
20	8/25/2005	6.47	7.28	55	7/25/2008	7.58	13.05
21	9/25/2005	6.47	7.28	56	8/25/2008	7.34	12.63
22	10/25/2005	6.69	7.29	57	9/25/2008	7.34	12.63
23	11/25/2005	6.47	7.30	58	10/25/2008	7.58	13.05
24	12/25/2005	6.69	7.31	59	11/25/2008	7.34	12.66
25	1/25/2006	6.99	8.35	60	12/25/2008	7.58	13.09
26	2/25/2006	6.99	8.35	61	1/25/2009	7.34	12.66
27	3/25/2006	7.74	9.25	62	2/25/2009	7.34	12.66
28	4/25/2006	6.99	8.35	63	3/25/2009	8.12	14.02
29	5/25/2006	7.22	8.63	64	4/25/2009	7.34	12.66
30	6/25/2006	6.99	8.35	65	5/25/2009	7.58	13.09
31	7/25/2006	7.22	9.51	66	6/25/2009	7.34	12.66
32	8/25/2006	6.99	9.20	67	7/25/2009	7.58	13.09
33	9/25/2006	6.99	9.20	68	8/25/2009	7.34	12.66
34	10/25/2006	7.22	9.51	69	9/25/2009	7.34	12.66
35	11/25/2006	7.34	9.94				

(1) Assumes 1-month LIBOR remains constant at 1.17% and 6-month LIBOR remains constant at 1.23% and run at the prepayment assumption to call.
(2) Assumes 1-month LIBOR and 6-month LIBOR instantaneously increase to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the prepayment assumption to call and further assumes payments are received from the Yield Maintenance Agreement.

BOND SUMMARY (to Call)

PREPAYMENT ASSUMPTION	0% HEP 0%PPC	11.50% HEP 50% PPC	17.25% HEP 75% PPC	23% HEP 100% PPC	28.75% HEP 125% PPC	34.50% HEP 150% PPC
Class A-I-1						
Average Life (Years)	8.91	1.49	1.10	**0.90**	0.78	0.69
Modified Duration (at par)	8.16	1.46	1.09	**0.89**	0.77	0.68
First Principal Payment Date	1/25/2004	1/25/2004	1/25/2004	**1/25/2004**	1/25/2004	1/25/2004
Last Principal Payment Date	8/25/2020	1/25/2007	2/25/2006	**9/25/2005**	5/25/2005	3/25/2005
Principal Payment Window (Months)	200	37	26	**21**	17	15
Class A-I-2						
Average Life (Years)	19.11	3.95	2.72	**2.10**	1.72	1.46
Modified Duration (at par)	14.55	3.69	2.58	**2.01**	1.66	1.42
First Principal Payment Date	8/25/2020	1/25/2007	2/25/2006	**9/25/2005**	5/25/2005	3/25/2005
Last Principal Payment Date	7/25/2025	11/25/2008	4/25/2007	**7/25/2006**	1/25/2006	9/25/2005
Principal Payment Window (Months)	60	23	15	**11**	9	7
Class A-I-3						
Average Life (Years)	23.50	6.26	4.07	**3.00**	2.36	1.98
Modified Duration (at par)	15.97	5.54	3.74	**2.81**	2.23	1.89
First Principal Payment Date	7/25/2025	11/25/2008	4/25/2007	**7/25/2006**	1/25/2006	9/25/2005
Last Principal Payment Date	3/25/2029	7/25/2012	1/25/2009	**9/25/2007**	8/25/2006	3/25/2006
Principal Payment Window (Months)	45	45	22	**15**	8	7
Class A-I-4						
Average Life (Years)	26.79	11.97	7.61	**5.00**	3.60	2.59
Modified Duration (at par)	15.13	8.97	6.24	**4.36**	3.25	2.39
First Principal Payment Date	3/25/2029	7/25/2012	1/25/2009	**9/25/2007**	8/25/2006	3/25/2006
Last Principal Payment Date	2/25/2032	8/25/2019	4/25/2015	**8/25/2011**	11/25/2008	12/25/2006
Principal Payment Window (Months)	36	86	76	**48**	28	10
Class A-I-5						
Average Life (Years)	28.15	15.65	11.32	**8.53**	6.20	4.48
Modified Duration (at par)	13.83	10.17	8.17	**6.61**	5.10	3.85
First Principal Payment Date	2/25/2032	8/25/2019	4/25/2015	**8/25/2011**	11/25/2008	12/25/2006
Last Principal Payment Date	2/25/2032	8/25/2019	4/25/2015	**7/25/2012**	10/25/2010	8/25/2009
Principal Payment Window (Months)	1	1	1	**12**	24	33
Class A-I-6						
Average Life (Years)	13.22	7.72	6.97	**6.49**	5.94	5.37
Modified Duration (at par)	9.42	6.26	5.77	**5.45**	5.07	4.65
First Principal Payment Date	1/25/2007	1/25/2007	1/25/2007	**2/25/2007**	6/25/2007	11/25/2007
Last Principal Payment Date	2/25/2032	8/25/2019	4/25/2015	**7/25/2012**	10/25/2010	8/25/2009
Principal Payment Window (Months)	302	152	100	**66**	41	22

BOND SUMMARY (to Call)

PREPAYMENT ASSUMPTION	0% HEP 0%PPC	11.50% HEP 50% PPC	17.25% HEP 75% PPC	23% HEP 100% PPC	28.75% HEP 125% PPC	34.50% HEP 150% PPC
Class M-I-1						
Average Life (Years)	25.32	10.68	7.55	**5.73**	4.74	4.30
Modified Duration (at par)	13.70	7.82	5.98	**4.77**	4.07	3.75
First Principal Payment Date	4/25/2024	5/25/2009	9/25/2007	**1/25/2007**	3/25/2007	6/25/2007
Last Principal Payment Date	2/25/2032	8/25/2019	4/25/2015	**7/25/2012**	10/25/2010	8/25/2009
Principal Payment Window (Months)	95	124	92	**67**	44	27
Class M-I-2						
Average Life (Years)	25.32	10.68	7.55	**5.73**	4.69	4.14
Modified Duration (at par)	13.15	7.64	5.88	**4.70**	3.98	3.59
First Principal Payment Date	4/25/2024	5/25/2009	9/25/2007	**1/25/2007**	2/25/2007	3/25/2007
Last Principal Payment Date	2/25/2032	8/25/2019	4/25/2015	**7/25/2012**	10/25/2010	8/25/2009
Principal Payment Window (Months)	95	124	92	**67**	45	30
Class M-I-3						
Average Life (Years)	25.32	10.68	7.55	**5.73**	4.67	4.07
Modified Duration (at par)	12.15	7.32	5.69	**4.58**	3.88	3.45
First Principal Payment Date	4/25/2024	5/25/2009	9/25/2007	**1/25/2007**	1/25/2007	2/25/2007
Last Principal Payment Date	2/25/2032	8/25/2019	4/25/2015	**7/25/2012**	10/25/2010	8/25/2009
Principal Payment Window (Months)	95	124	92	**67**	46	31

BOND SUMMARY (to Call)

PREPAYMENT ASSUMPTION	0% HEP 0%PPC	11.50% HEP 50% PPC	17.25% HEP 75% PPC	23% HEP 100% PPC	28.75% HEP 125% PPC	34.50% HEP 150% PPC
Class A-II-A						
Average Life (Years)	18.50	4.13	2.87	**2.16**	1.64	1.38
Modified Duration (at par)	15.65	3.90	2.76	**2.09**	1.60	1.35
First Principal Payment Date	1/25/2004	1/25/2004	1/25/2004	**1/25/2004**	1/25/2004	1/25/2004
Last Principal Payment Date	10/25/2032	8/25/2015	9/25/2011	**9/25/2009**	5/25/2008	8/25/2006
Principal Payment Window (Months)	346	140	93	**69**	53	32
Class A-II-B						
Average Life (Years)	18.51	4.14	2.87	**2.16**	1.64	1.38
Modified Duration (at par)	15.66	3.90	2.76	**2.09**	1.60	1.35
First Principal Payment Date	1/25/2004	1/25/2004	1/25/2004	**1/25/2004**	1/25/2004	1/25/2004
Last Principal Payment Date	10/25/2032	8/25/2015	9/25/2011	**9/25/2009**	5/25/2008	8/25/2006
Principal Payment Window (Months)	346	140	93	**69**	53	32
Class M-II-1						
Average Life (Years)	26.50	7.77	5.25	**4.33**	4.28	3.42
Modified Duration (at par)	20.92	7.14	4.95	**4.12**	4.08	3.29
First Principal Payment Date	6/25/2026	11/25/2007	2/25/2007	**5/25/2007**	10/25/2007	8/25/2006
Last Principal Payment Date	10/25/2032	8/25/2015	9/25/2011	**9/25/2009**	5/25/2008	6/25/2007
Principal Payment Window (Months)	77	94	56	**29**	8	11
Class M-II-2						
Average Life (Years)	26.50	7.77	5.24	**4.17**	3.79	3.36
Modified Duration (at par)	19.24	6.92	4.83	**3.91**	3.58	3.19
First Principal Payment Date	6/25/2026	11/25/2007	1/25/2007	**3/25/2007**	5/25/2007	1/25/2007
Last Principal Payment Date	10/25/2032	8/25/2015	9/25/2011	**9/25/2009**	5/25/2008	6/25/2007
Principal Payment Window (Months)	77	94	57	**31**	13	6
Class M-II-3						
Average Life (Years)	26.50	7.77	5.24	**4.10**	3.57	3.07
Modified Duration (at par)	17.24	6.64	4.69	**3.75**	3.31	2.87
First Principal Payment Date	6/25/2026	11/25/2007	1/25/2007	**1/25/2007**	2/25/2007	10/25/2006
Last Principal Payment Date	10/25/2032	8/25/2015	9/25/2011	**9/25/2009**	5/25/2008	6/25/2007
Principal Payment Window (Months)	77	94	57	**33**	16	9

BOND SUMMARY (to Maturity)

PREPAYMENT ASSUMPTION	0% HEP 0%PPC	11.50% HEP 50% PPC	17.25% HEP 75% PPC	23% HEP 100% PPC	28.75% HEP 125% PPC	34.50% HEP 150% PPC
Class A-I-1						
Average Life (Years)	8.91	1.49	1.10	**0.90**	0.78	0.69
Modified Duration (at par)	8.16	1.46	1.09	**0.89**	0.77	0.68
First Principal Payment Date	1/25/2004	1/25/2004	1/25/2004	**1/25/2004**	1/25/2004	1/25/2004
Last Principal Payment Date	8/25/2020	1/25/2007	2/25/2006	**9/25/2005**	5/25/2005	3/25/2005
Principal Payment Window (Months)	200	37	26	**21**	17	15
Class A-I-2						
Average Life (Years)	19.11	3.95	2.72	**2.10**	1.72	1.46
Modified Duration (at par)	14.55	3.69	2.58	**2.01**	1.66	1.42
First Principal Payment Date	8/25/2020	1/25/2007	2/25/2006	**9/25/2005**	5/25/2005	3/25/2005
Last Principal Payment Date	7/25/2025	11/25/2008	4/25/2007	**7/25/2006**	1/25/2006	9/25/2005
Principal Payment Window (Months)	60	23	15	**11**	9	7
Class A-I-3						
Average Life (Years)	23.50	6.26	4.07	**3.00**	2.36	1.98
Modified Duration (at par)	15.97	5.54	3.74	**2.81**	2.23	1.89
First Principal Payment Date	7/25/2025	11/25/2008	4/25/2007	**7/25/2006**	1/25/2006	9/25/2005
Last Principal Payment Date	3/25/2029	7/25/2012	1/25/2009	**9/25/2007**	8/25/2006	3/25/2006
Principal Payment Window (Months)	45	45	22	**15**	8	7
Class A-I-4						
Average Life (Years)	26.79	11.98	7.62	**5.00**	3.60	2.59
Modified Duration (at par)	15.13	8.98	6.24	**4.36**	3.25	2.39
First Principal Payment Date	3/25/2029	7/25/2012	1/25/2009	**9/25/2007**	8/25/2006	3/25/2006
Last Principal Payment Date	3/25/2032	12/25/2019	6/25/2015	**8/25/2011**	11/25/2008	12/25/2006
Principal Payment Window (Months)	37	90	78	**48**	28	10
Class A-I-5						
Average Life (Years)	28.88	20.60	15.40	**11.69**	8.12	4.88
Modified Duration (at par)	13.98	11.85	9.96	**8.26**	6.21	4.10
First Principal Payment Date	3/25/2032	12/25/2019	6/25/2015	**8/25/2011**	11/25/2008	12/25/2006
Last Principal Payment Date	6/25/2033	7/25/2031	3/25/2027	**5/25/2022**	11/25/2018	3/25/2016
Principal Payment Window (Months)	16	140	142	**130**	121	112
Class A-I-6						
Average Life (Years)	13.22	7.74	7.01	**6.64**	6.51	6.62
Modified Duration (at par)	9.42	6.26	5.79	**5.54**	5.46	5.53
First Principal Payment Date	1/25/2007	1/25/2007	1/25/2007	**2/25/2007**	6/25/2007	11/25/2007
Last Principal Payment Date	4/25/2033	4/25/2031	12/25/2026	**3/25/2022**	9/25/2018	1/25/2016
Principal Payment Window (Months)	316	292	240	**182**	136	99

BOND SUMMARY (to Maturity)

PREPAYMENT ASSUMPTION	0% HEP 0%PPC	11.50% HEP 50% PPC	17.25% HEP 75% PPC	23% HEP 100% PPC	28.75% HEP 125% PPC	34.50% HEP 150% PPC
Class M-I-1						
Average Life (Years)	25.45	11.55	8.25	**6.30**	5.20	4.66
Modified Duration (at par)	13.73	8.14	6.32	**5.09**	4.36	3.99
First Principal Payment Date	4/25/2024	5/25/2009	9/25/2007	**1/25/2007**	3/25/2007	6/25/2007
Last Principal Payment Date	4/25/2033	12/25/2028	5/25/2023	**12/25/2018**	2/25/2016	12/25/2013
Principal Payment Window (Months)	109	236	189	**144**	108	79
Class M-I-2						
Average Life (Years)	25.44	11.47	8.17	**6.23**	5.10	4.46
Modified Duration (at par)	13.18	7.92	6.17	**4.98**	4.23	3.80
First Principal Payment Date	4/25/2024	5/25/2009	9/25/2007	**1/25/2007**	2/25/2007	3/25/2007
Last Principal Payment Date	3/25/2033	5/25/2027	9/25/2021	**9/25/2017**	12/25/2014	12/25/2012
Principal Payment Window (Months)	108	217	169	**129**	95	70
Class M-I-3						
Average Life (Years)	25.42	11.25	7.99	**6.08**	4.95	4.28
Modified Duration (at par)	12.16	7.50	5.88	**4.76**	4.04	3.59
First Principal Payment Date	4/25/2024	5/25/2009	9/25/2007	**1/25/2007**	1/25/2007	2/25/2007
Last Principal Payment Date	1/25/2033	5/25/2025	9/25/2019	**2/25/2016**	9/25/2013	12/25/2011
Principal Payment Window (Months)	106	193	145	**110**	81	59

BOND SUMMARY (to Maturity)

PREPAYMENT ASSUMPTION	0% HEP 0%PPC	11.50% HEP 50% PPC	17.25% HEP 75% PPC	23% HEP 100% PPC	28.75% HEP 125% PPC	34.50% HEP 150% PPC
Class A-II-A						
Average Life (Years)	18.55	4.43	3.08	**2.31**	1.74	1.38
Modified Duration (at par)	15.68	4.15	2.94	**2.23**	1.70	1.35
First Principal Payment Date	1/25/2004	1/25/2004	1/25/2004	**1/25/2004**	1/25/2004	1/25/2004
Last Principal Payment Date	12/25/2033	9/25/2027	10/25/2020	**5/25/2016**	6/25/2013	8/25/2006
Principal Payment Window (Months)	360	285	202	**149**	114	32
Class A-II-B						
Average Life (Years)	18.56	4.43	3.09	**2.31**	1.74	1.38
Modified Duration (at par)	15.69	4.15	2.94	**2.23**	1.70	1.35
First Principal Payment Date	1/25/2004	1/25/2004	1/25/2004	**1/25/2004**	1/25/2004	1/25/2004
Last Principal Payment Date	12/25/2033	9/25/2027	10/25/2020	**5/25/2016**	6/25/2013	8/25/2006
Principal Payment Window (Months)	360	285	202	**149**	114	32
Class M-II-1						
Average Life (Years)	26.62	8.50	5.77	**4.69**	4.72	4.70
Modified Duration (at par)	20.99	7.71	5.39	**4.44**	4.49	4.46
First Principal Payment Date	6/25/2026	11/25/2007	2/25/2007	**5/25/2007**	10/25/2007	8/25/2006
Last Principal Payment Date	11/25/2033	3/25/2024	11/25/2017	**3/25/2014**	10/25/2011	5/25/2011
Principal Payment Window (Months)	90	197	130	**83**	49	58
Class M-II-2						
Average Life (Years)	26.62	8.41	5.69	**4.48**	4.04	3.58
Modified Duration (at par)	19.30	7.38	5.19	**4.17**	3.79	3.38
First Principal Payment Date	6/25/2026	11/25/2007	1/25/2007	**3/25/2007**	5/25/2007	1/25/2007
Last Principal Payment Date	10/25/2033	5/25/2022	7/25/2016	**2/25/2013**	1/25/2011	7/25/2009
Principal Payment Window (Months)	89	175	115	**72**	45	31
Class M-II-3						
Average Life (Years)	26.57	8.10	5.47	**4.26**	3.70	3.17
Modified Duration (at par)	17.27	6.86	4.86	**3.88**	3.42	2.96
First Principal Payment Date	6/25/2026	11/25/2007	1/25/2007	**1/25/2007**	2/25/2007	10/25/2006
Last Principal Payment Date	7/25/2033	9/25/2019	8/25/2014	**9/25/2011**	12/25/2009	9/25/2008
Principal Payment Window (Months)	86	143	92	**57**	35	24

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

DESCRIPTION OF THE COLLATERAL

GROUP I MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$400,033,218.76		
Number of Loans	3,607		
Average Current Loan Balance	$110,904.69	$10,000.00	$749,366.80
[(1)(2)] Weighted Average Original Loan-to-Value Ratio	79.26%	6.00%	100.00%
[(1)] Weighted Average Mortgage Rate	7.61%	5.00%	13.99%
[(1)] Weighted Average Net Mortgage Rate	7.15%	4.67%	13.41%
[(1)] Weighted Average Remaining Term to Stated Maturity (months)	335	118	360
[(1)(3)] Weighted Average Credit Score	639	481	810

[(1)] Weighted Average reflected in Total.
[(2)] With respect to the Group I loans secured by junior liens, this weighted average was calculated using the combined loan-to-value ratio for such Group I loans.
[(3)] 99.90% of the Group I Mortgage Loans have Credit Scores.

	Range	Percent of Cut-Off Date Principal Balance
Product Type	Fixed	100.00%
Lien	First	94.74%
	Second	5.26%
Property Type	Single-family detached	80.33%
	Planned Unit Developments (detached)	5.20%
	Condo Low-Rise (less than 5 stories)	2.72%
	Planned Unit Developments (attached)	2.43%
	Manufactured Home	1.71%
	Townhouse	0.90%
	Condo High-Rise (8 stories or more)	0.01%
	Leasehold	0.04%
	Two to four family units	6.66%
Occupancy Status	Primary Residence	93.41%
	Non Owner-occupied	5.71%
	Second/Vacation	0.88%
Documentation Type	Full Documentation	81.59%
	Reduced Documentation	18.41%
Loans with Prepayment Penalties		73.44%
Loans serviced by HomeComings		77.79%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Net Mortgage Rates of the Group I Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio*
4.500 - 4.999	12	$2,488,246	0.62 %	207,354	710	62.57 %
5.000 - 5.499	82	16,270,294	4.07	198,418	715	72.94
5.500 - 5.999	223	42,598,013	10.65	191,022	672	74.58
6.000 - 6.499	378	67,258,029	16.81	177,931	652	78.02
6.500 - 6.999	468	69,224,722	17.30	147,916	644	79.57
7.000 - 7.499	590	69,292,239	17.32	117,444	626	78.17
7.500 - 7.999	516	53,514,289	13.38	103,710	622	80.03
8.000 - 8.499	395	37,103,106	9.28	93,932	617	81.96
8.500 - 8.999	233	15,251,611	3.81	65,458	609	83.68
9.000 - 9.499	191	10,474,854	2.62	54,842	602	85.38
9.500 - 9.999	153	6,593,021	1.65	43,092	615	87.40
10.000 - 10.499	91	3,348,741	0.84	36,799	613	90.27
10.500 - 10.999	78	2,340,444	0.59	30,006	608	95.83
11.000 - 11.499	20	681,768	0.17	34,088	591	88.96
11.500 - 11.999	17	444,119	0.11	26,125	622	97.87
12.000 - 12.499	7	121,689	0.03	17,384	582	100.00
12.500 - 12.999	60	1,509,660	0.38	25,161	595	99.66
13.000 - 13.499	93	1,518,373	0.38	16,327	574	98.99
Total:	**3,607**	**$400,033,219**	**100.00 %**	**$110,905**	**639**	**79.26 %**

*With respect to the Group I loans secured by junior liens, this weighted average was calculated using the combined loan-to-value ratio for such Group I loans.

Mortgage Rates of the Group I Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio*
5.000 - 5.499	23	$5,339,027	1.33 %	$232,132	731	68.59 %
5.500 - 5.999	90	17,100,788	4.27	190,009	708	73.58
6.000 - 6.499	179	34,806,854	8.70	194,452	674	74.82
6.500 - 6.999	482	85,877,372	21.47	178,169	653	78.67
7.000 - 7.499	403	56,744,528	14.18	140,805	643	78.75
7.500 - 7.999	626	74,914,522	18.73	119,672	624	78.27
8.000 - 8.499	460	45,097,668	11.27	98,038	628	80.45
8.500 - 8.999	400	38,307,291	9.58	95,768	610	81.69
9.000 - 9.499	214	13,996,230	3.50	65,403	599	81.95
9.500 - 9.999	207	10,971,450	2.74	53,002	603	85.19
10.000 - 10.499	125	5,805,484	1.45	46,444	608	86.97
10.500 - 10.999	113	4,105,002	1.03	36,327	613	90.89
11.000 - 11.499	61	1,983,450	0.50	32,516	610	94.50
11.500 - 11.999	45	1,334,712	0.33	29,660	596	92.44
12.000 - 12.499	17	448,119	0.11	26,360	621	97.00
12.500 - 12.999	8	159,999	0.04	20,000	589	100.00
13.000 - 13.499	61	1,522,350	0.38	24,957	595	99.66
13.500 - 13.999	93	1,518,373	0.38	16,327	574	98.99
Total:	**3,607**	**$400,033,219**	**100.00 %**	**$110,905**	**639**	**79.26 %**

*With respect to the Group I loans secured by junior liens, this weighted average was calculated using the combined loan-to-value ratio for such Group I loans.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Credit Score Distribution of the Group I Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Loan-to-Value Ratio*
499 or less	1	$40,600	0.01 %	$40,600	70.00 %
500 - 519	15	1,019,815	0.25	67,988	71.29
520 - 539	59	5,176,240	1.29	87,733	70.64
540 - 559	178	13,565,624	3.39	76,211	73.51
560 - 579	276	25,133,728	6.28	91,064	77.55
580 - 599	369	36,667,285	9.17	99,369	77.76
600 - 619	629	65,616,435	16.40	104,319	80.22
620 - 639	662	72,820,548	18.20	110,001	80.66
640 - 659	517	61,172,076	15.29	118,321	81.09
660 - 679	367	45,603,144	11.40	124,259	80.54
680 - 699	182	22,338,630	5.58	122,740	79.08
700 - 719	122	16,026,516	4.01	131,365	79.32
720 - 739	86	12,923,148	3.23	150,269	77.35
740 - 759	62	9,950,783	2.49	160,496	78.18
760 or greater	75	11,567,868	2.89	154,238	73.86
Subtotal with Credit Scores	**3,600**	**399,622,441**	**99.90**	**111,006**	**79.27**
Not Available**	7	410,778	0.10	58,683	68.51
Total:	**3,607**	**$400,033,219**	**100.00 %**	**$110,905**	**79.26 %**

*With respect to the Group I loans secured by junior liens, this weighted average was calculated using the combined loan-to-value ratio for such Group I loans.

**Mortgage Loans indicated as having a Credit Score that is "not available" include certain Mortgage Loans where the Credit Score was not provided by the related seller and Mortgage Loans where no credit history can be obtained for the related mortgagor.

Original Mortgage Loan Principal Balances of the Group I Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio*
1 - 100,000	2,054	$114,710,132	28.68 %	$55,847	627	80.25 %
100,001 - 200,000	1,063	150,725,093	37.68	141,792	638	78.28
200,001 - 300,000	366	88,751,954	22.19	242,492	645	78.86
300,001 - 400,000	99	34,026,552	8.51	343,703	655	80.69
400,001 - 500,000	21	9,399,314	2.35	447,586	684	80.65
500,001 - 600,000	3	1,670,807	0.42	556,936	679	88.12
700,001 - 750,000	1	749,367	0.19	749,367	636	69.00
Total:	**3,607**	**$400,033,219**	**100.00 %**	**$110,905**	**639**	**79.26 %**

*With respect to the Group I loans secured by junior liens, this weighted average was calculated using the combined loan-to-value ratio for such Group I loans.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Original Loan-to-Value Ratios of the Group I Loans

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score
0.01 - 50.00	162	$16,024,114	4.01	$98,914	636
50.01 - 55.00	72	8,153,727	2.04	113,246	644
55.01 - 60.00	108	12,256,382	3.06	113,485	644
60.01 - 65.00	121	15,664,770	3.92	129,461	636
65.01 - 70.00	244	30,879,686	7.72	126,556	630
70.01 - 75.00	267	34,998,855	8.75	131,082	636
75.01 - 80.00	794	103,135,685	25.78	129,894	642
80.01 - 85.00	492	65,817,331	16.45	133,775	636
85.01 - 90.00	527	72,797,569	18.20	138,136	640
90.01 - 95.00	213	23,264,980	5.82	109,225	655
95.01 - 100.00	607	17,040,120	4.26	28,073	632
Total:	**3,607**	**$400,033,219**	**100.00 %**	**$110,905**	**639**

Note: With respect to the Group I Loans secured by second liens, this table was calculated using the combined Loan-to-Value ratio.

Geographic Distribution of Mortgaged Properties of the Group I Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio*
California	337	$70,088,963	17.52 %	$207,979	644	78.12 %
Florida	351	33,463,857	8.37	95,339	627	79.10
Georgia	180	15,543,089	3.89	86,350	636	82.23
Maryland	120	17,637,767	4.41	146,981	641	79.39
Massachusetts	70	13,941,292	3.49	199,161	657	73.27
New Jersey	94	17,534,722	4.38	186,540	637	78.11
New York	175	31,588,703	7.90	180,507	651	73.62
Ohio	128	12,857,523	3.21	100,449	646	82.47
Texas	272	20,776,951	5.19	76,386	630	78.95
Virginia	121	12,270,152	3.07	101,406	643	81.38
Other	1,759	154,330,200	38.58	87,737	636	80.93
Total:	**3,607**	**$400,033,219**	**100.00 %**	**$110,905**	**639**	**79.26 %**

*With respect to the Group I loans secured by junior liens, this weighted average was calculated using the combined loan-to-value ratio for such Group I loans.

Note: Other includes states and the District of Columbia with under 3% concentrations individually.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgage Loan Purpose of the Group I Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio*
Equity Refinance	2,419	$299,964,376	74.98 %	$124,003	635	78.06 %
Purchase	944	70,878,738	17.72	75,083	655	85.17
Rate/Term Refinance	244	29,190,105	7.30	119,632	644	77.27
Total:	**3,607**	**$400,033,219**	**100.00 %**	**$110,905**	**639**	**79.26 %**

*With respect to the Group I loans secured by junior liens, this weighted average was calculated using the combined loan-to-value ratio for such Group I loans.

Mortgage Loan Documentation Type of the Group I Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio*
Full Documentation	3,038	$326,371,609	81.59 %	$107,430	638	80.54 %
Reduced Documentation	569	73,661,609	18.41	129,458	646	73.59
Total:	**3,607**	**$400,033,219**	**100.00 %**	**$110,905**	**639**	**79.26 %**

*With respect to the Group I loans secured by junior liens, this weighted average was calculated using the combined loan-to-value ratio for such Group I loans.

Occupancy Type of the Group I Loans

Occupancy Type	Number of Mortgage Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio*
Primary Residence	3,337	$373,680,417	93.41 %	$111,981	638	79.51 %
Non Owner-occupied	239	22,849,066	5.71	95,603	661	75.83
Second/Vacation	31	3,503,736	0.88	113,024	659	74.76
Total:	**3,607**	**$400,033,219**	**100.00 %**	**$110,905**	**639**	**79.26 %**

*With respect to the Group I loans secured by junior liens, this weighted average was calculated using the combined loan-to-value ratio for such Group I loans.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgaged Property Types of the Group I Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio*
Single Family (detached)	2,967	$321,334,006	80.33 %	$108,303	638	79.53 %
Two-to-four family	171	26,649,070	6.66	155,843	657	74.97
Detached PUD	161	20,785,516	5.20	129,103	626	80.87
Condo under 5 stories	82	10,898,243	2.72	132,905	653	77.04
Attached PUD	85	9,723,865	2.43	114,398	641	84.45
Manufactured Home	92	6,829,301	1.71	74,232	640	75.32
Townhouse/Rowhouse	46	3,601,393	0.90	78,291	639	77.38
Leasehold	2	153,858	0.04	76,929	647	89.72
Condo over 8 stories	1	57,966	0.01	57,966	623	48.00
Total:	**3,607**	**$400,033,219**	**100.00 %**	**$110,905**	**639**	**79.26 %**

*With respect to the Group I loans secured by junior liens, this weighted average was calculated using the combined loan-to-value ratio for such Group I loans.

Credit Grades of the Group I Loans

Credit Grade	Number of Mortgage Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio*
A4	1,581	$202,498,231	50.62 %	$128,082	660	79.77 %
AX	1,321	133,613,175	33.40	101,145	635	80.01
AM	436	40,654,877	10.16	93,245	588	78.32
B	192	16,859,942	4.21	87,812	570	74.84
C	55	4,580,033	1.14	83,273	554	66.27
CM	22	1,826,961	0.46	83,044	558	61.69
Total:	**3,607**	**$400,033,219**	**100.00 %**	**$110,905**	**639**	**79.26 %**

*With respect to the Group I loans secured by junior liens, this weighted average was calculated using the combined loan-to-value ratio for such Group I loans.

Prepayment Penalty Terms of the Group I Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio*
12 Months	165	$27,486,992	6.87 %	$166,588	645	77.25 %
24 Months	223	30,471,767	7.62	136,645	650	78.81
36 Months	1,866	231,079,985	57.77	123,837	641	79.09
60 Months	44	4,520,076	1.13	102,729	620	77.06
None	1,305	106,262,800	26.56	81,427	630	80.35
Other	4	211,599	0.05	52,900	599	85.32
Total:	**3,607**	**$400,033,219**	**100.00 %**	**$110,905**	**639**	**79.26 %**

*With respect to the Group I loans secured by junior liens, this weighted average was calculated using the combined loan-to-value ratio for such Group I loans.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

DESCRIPTION OF THE COLLATERAL

GROUP II-A MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$519,833,537.39		
Number of Loans	3,772		
Average Current Loan Balance	$137,813.77	$20,000.00	$389,300.00
[1] Weighted Average Original Loan-to-Value Ratio	82.33%	19.00%	95.00%
[1] Weighted Average Mortgage Rate	7.21%	4.60%	11.63%
[1] Weighted Average Net Mortgage Rate	6.68%	4.02%	11.05%
[1] Weighted Average Note Margin	6.87%	0.60%	11.48%
[1] Weighted Average Maximum Mortgage Rate	13.60%	10.60%	17.88%
[1] Weighted Average Minimum Mortgage Rate	7.36%	2.75%	11.63%
[1] Weighted Average Term to Next Rate Adjustment Rate (months)	26	12	38
[1] Weighted Average Remaining Term to Stated Maturity (months)	360	348	360
[1] [2] Weighted Average Credit Score	618	480	804

[1] Weighted Average reflected in Total.
[2] 99.79% of the Group II-A Mortgage Loans have Credit Scores.

	Range	Percent of Cut-Off Date Principal Balance
Product Type	ARM	100.00%
Lien	First	100.00%
Property Type	Single-family detached	81.56%
	Planned Unit Developments (detached)	7.45%
	Condo Low-Rise (less than 5 stories)	4.06%
	Two- to four- family units	3.82%
	Planned Unit Developments (attached)	1.79%
	Townhouse	0.76%
	Manufactured Home	0.47%
	Condo High-Rise (9 or more stories)	0.07%
	Condo Mid-Rise (5 - 8 stories)	0.01%
Occupancy Status	Primary Residence	94.77%
	Non Owner-occupied	4.29%
	Second/Vacation	0.94%
Documentation Type	Full Documentation	80.48%
	Reduced Documentation	19.52%
Loans with Prepayment Penalties		74.33%
Loans serviced by HomeComings		92.63%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Credit Score Distribution of the Group II-A Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Group II-A Loans	Average Principal Balance	Weighted Average Loan-to-Value Ratio
499 or less	7	$419,547	0.08 %	$59,935	66.37 %
500 - 519	26	2,354,238	0.45	90,548	70.35
520 - 539	141	15,989,021	3.08	113,397	74.77
540 - 559	328	40,240,542	7.74	122,685	78.76
560 - 579	498	64,045,636	12.32	128,606	81.09
580 - 599	480	66,102,851	12.72	137,714	81.20
600 - 619	623	83,377,660	16.04	133,833	83.88
620 - 639	618	90,654,476	17.44	146,690	83.92
640 - 659	417	60,955,856	11.73	146,177	83.19
660 - 679	288	43,554,300	8.38	151,230	83.79
680 - 699	142	22,426,655	4.31	157,934	84.14
700 - 719	79	11,444,444	2.20	144,866	84.42
720 - 739	51	8,242,717	1.59	161,622	82.23
740 - 759	38	5,829,928	1.12	153,419	83.23
760 or greater	21	3,085,914	0.59	146,948	83.02
Subtotal with Credit Scores	**3,757**	**518,723,785**	**99.79**	**138,069**	**82.34**
Not Available*	15	1,109,752	0.21	73,983	74.23
Total:	**3,772**	**$519,833,537**	**100.00 %**	**$137,814**	**82.33 %**

*Mortgage Loans indicated as having a Credit Score that is "not available" include certain Mortgage Loans where the Credit Score was not provided by the related seller and Mortgage Loans where no credit history can be obtained for the related mortgagor.

Original Mortgage Loan Principal Balances of the Group II-A Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Group II-A Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
1 - 100,000	1,301	$96,644,368	18.59 %	$74,285	608	80.19 %
100,001 - 200,000	1,812	258,913,107	49.81	142,888	614	82.46
200,001 - 300,000	597	144,802,963	27.86	242,551	628	82.90
300,001 - 400,000	62	19,473,100	3.75	314,082	630	86.90
Total:	**3,772**	**$519,833,537**	**100.00 %**	**$137,814**	**618**	**82.33 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Net Mortgage Rates of the Group II-A Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Group II-A Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
4.000 - 4.499	13	$2,138,485	0.41 %	$164,499	693	76.61 %
4.500 - 4.999	43	7,565,113	1.46	175,933	667	79.13
5.000 - 5.499	175	30,937,680	5.95	176,787	651	79.52
5.500 - 5.999	451	72,111,244	13.87	159,892	637	81.13
6.000 - 6.499	834	124,058,044	23.86	148,751	626	82.16
6.500 - 6.999	750	105,643,068	20.32	140,857	618	83.01
7.000 - 7.499	671	87,660,311	16.86	130,641	604	83.55
7.500 - 7.999	408	46,829,168	9.01	114,777	593	82.94
8.000 - 8.499	231	24,522,121	4.72	106,156	579	83.27
8.500 - 8.999	109	11,512,374	2.21	105,618	576	84.78
9.000 - 9.499	55	4,751,580	0.91	86,392	571	77.46
9.500 - 9.999	22	1,553,810	0.30	70,628	557	80.62
10.000 - 10.499	7	420,799	0.08	60,114	553	78.86
10.500 - 10.999	2	99,248	0.02	49,624	510	73.38
11.000 - 11.499	1	30,492	0.01	30,492	520	52.00
Total:	**3,772**	**$519,833,537**	**100.00 %**	**$137,814**	**618**	**82.33 %**

Mortgage Rates of the Group II-A Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Group II-A Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
4.500 - 4.999	14	$2,302,885	0.44 %	$164,492	710	78.29 %
5.000 - 5.499	42	7,465,051	1.44	177,739	672	79.93
5.500 - 5.999	187	33,321,744	6.41	178,191	656	80.37
6.000 - 6.499	380	61,836,561	11.90	162,728	636	81.28
6.500 - 6.999	890	133,960,827	25.77	150,518	628	82.11
7.000 - 7.499	648	89,352,104	17.19	137,889	620	82.89
7.500 - 7.999	754	99,913,902	19.22	132,512	605	83.38
8.000 - 8.499	366	41,352,374	7.95	112,985	588	82.31
8.500 - 8.999	287	31,392,479	6.04	109,381	579	83.86
9.000 - 9.499	97	10,065,910	1.94	103,772	570	83.75
9.500 - 9.999	70	6,471,512	1.24	92,450	568	78.56
10.000 - 10.499	23	1,586,153	0.31	68,963	562	82.20
10.500 - 10.999	10	642,310	0.12	64,231	546	76.68
11.000 - 11.499	3	139,233	0.03	46,411	510	71.55
11.500 - 11.999	1	30,492	0.01	30,492	520	52.00
Total:	**3,772**	**$519,833,537**	**100.00 %**	**$137,814**	**618**	**82.33 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Original Loan-to-Value Ratios of the Group II-A Loans

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Group II-A Loans	Average Principal Balance	Weighted Average Credit Score
0.01 - 50.00	89	$8,409,928	1.62 %	$94,494	596
50.01 - 55.00	34	4,772,111	0.92	140,356	596
55.01 - 60.00	67	7,463,990	1.44	111,403	601
60.01 - 65.00	97	13,250,763	2.55	136,606	592
65.01 - 70.00	205	24,260,741	4.67	118,345	591
70.01 - 75.00	259	34,216,143	6.58	132,109	608
75.01 - 80.00	1,107	153,205,618	29.47	138,397	626
80.01 - 85.00	611	84,941,671	16.34	139,021	612
85.01 - 90.00	874	127,321,725	24.49	145,677	610
90.01 - 95.00	429	61,990,847	11.93	144,501	646
Total:	**3,772**	**$519,833,537**	**100.00 %**	**$137,814**	**618**

Geographic Distribution of Mortgaged Properties of the Group II-A Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Group II-A Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
California	484	$96,857,438	18.63 %	$200,119	628	80.61 %
Colorado	105	18,377,854	3.54	175,027	628	83.14
Florida	344	42,511,514	8.18	123,580	617	80.93
Georgia	170	22,868,216	4.40	134,519	609	83.79
Illinois	221	32,327,059	6.22	146,276	621	82.31
Michigan	262	28,880,000	5.56	110,229	609	81.58
Minnesota	188	29,672,634	5.71	157,833	619	82.15
Texas	159	19,351,677	3.72	121,709	600	84.47
Wisconsin	177	20,034,244	3.85	113,188	613	82.53
Ohio	146	$15,719,789	3.02	107,670	615	85.18
Other	1,516	$193,233,112	37.17	127,462	615	82.92
Total:	**3,772**	**$519,833,537**	**100.00 %**	**$137,814**	**618**	**82.33 %**

Note: Other includes states and the District of Columbia with under 3% concentrations individually.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgage Loan Purpose of the Group II-A Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Group II-A Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Equity Refinance	2,393	$335,086,131	64.46 %	$140,028	611	81.87 %
Purchase	1,125	149,917,405	28.84	133,260	632	83.17
Rate/Term Refinance	254	34,830,002	6.70	137,126	621	83.11
Total:	**3,772**	**$519,833,537**	**100.00 %**	**$137,814**	**618**	**82.33 %**

Mortgage Loan Documentation Type of the Group II-A Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Group II-A Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Full Documentation	3,117	$418,376,273	80.48 %	$134,224	612	83.75 %
Reduced Documentation	655	101,457,265	19.52	154,897	639	76.47
Total:	**3,772**	**$519,833,537**	**100.00 %**	**$137,814**	**618**	**82.33 %**

Occupancy Type of the Group II-A Loans

Occupancy Type	Number of Mortgage Loans	Principal Balance	Percentage of Group II-A Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Primary Residence	3,508	$492,627,204	94.77 %	$140,430	616	82.51 %
Non Owner-occupied	227	22,299,358	4.29	98,235	657	78.39
Second/Vacation	37	4,906,975	0.94	132,621	646	81.91
Total:	**3,772**	**$519,833,537**	**100.00 %**	**$137,814**	**618**	**82.33 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgaged Property Types of the Group II-A Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Group II-A Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Single Family (detached)	3,150	$423,983,127	81.56 %	$134,598	616	82.40 %
Detached PUD	226	38,727,569	7.45	171,361	617	83.69
Condo under 5 stories	144	21,096,061	4.06	146,500	632	81.86
Two-to-four family	124	19,868,677	3.82	160,231	640	78.87
Attached PUD	58	9,311,541	1.79	160,544	619	84.88
Townhouse/Rowhouse	36	3,950,918	0.76	109,748	606	81.03
Manufactured Home	31	2,463,842	0.47	79,479	601	74.87
Condo High-Rise (9 or more stories)	2	371,849	0.07	185,924	590	73.12
Condo Mid-Rise (5-8 stories)	1	59,953	0.01	59,953	602	69.00
Total:	**3,772**	**$519,833,537**	**100.00 %**	**$137,814**	**618**	**82.33 %**

Credit Grades of the Group II-A Loans

Credit Grade	Number of Mortgage Loans	Principal Balance	Percentage of Group II-A Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
A4	1,692	$246,302,941	47.38 %	$145,569	649	84.52 %
AX	879	124,421,196	23.93	141,549	612	82.23
AM	639	85,303,473	16.41	133,495	580	82.12
B	340	40,014,352	7.70	117,689	558	77.52
C	151	16,740,984	3.22	110,867	555	71.01
CM	71	7,050,592	1.36	99,304	543	64.03
Total:	**3,772**	**$519,833,537**	**100.00 %**	**$137,814**	**618**	**82.33 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Prepayment Penalty Terms of the Group II-A Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Group II-A Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
12 Months	171	$30,649,144	5.90 %	$179,235	634	82.64 %
24 Months	1,803	258,754,835	49.78	143,513	617	82.21
36 Months	734	95,949,090	18.46	130,721	621	83.45
None	1,058	133,424,068	25.67	126,110	613	81.63
Other	6	1,056,400	0.20	176,067	600	86.92
Total:	**3,772**	**$519,833,537**	**100.00 %**	**$137,814**	**618**	**82.33 %**

Note Margins of the Group II-A Loans

Range of Note Margins (%)	Number of Mortgage Loans	Principal Balance	Percentage of Group II-A Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
0.500 - 0.999	1	$279,790	0.05 %	$279,790	683	80.00 %
1.000 – 1.499	1	120,000	0.02	120,000	613	80.00
2.500 - 2.999	1	69,940	0.01	69,940	678	42.00
3.500 - 3.999	2	299,400	0.06	149,700	628	77.22
4.000 - 4.499	10	1,581,160	0.30	158,116	685	78.29
4.500 - 4.999	64	10,958,616	2.11	171,228	646	78.58
5.000 - 5.499	189	31,076,015	5.98	164,423	629	80.60
5.500 - 5.999	496	81,083,499	15.60	163,475	632	84.59
6.000 - 6.499	421	64,679,261	12.44	153,632	624	82.16
6.500 - 6.999	712	104,117,386	20.03	146,232	632	81.54
7.000 - 7.499	574	75,147,660	14.46	130,919	623	81.36
7.500 - 7.999	532	65,377,934	12.58	122,891	606	83.24
8.000 - 8.499	394	47,823,046	9.20	121,378	582	83.49
8.500 - 8.999	201	21,596,265	4.15	107,444	575	82.92
9.000 - 9.499	98	9,787,602	1.88	99,873	566	82.12
9.500 - 9.999	48	3,952,142	0.76	82,336	552	75.42
10.000 - 10.499	17	1,207,563	0.23	71,033	553	78.06
10.500 - 10.999	7	507,053	0.10	72,436	535	75.62
11.000 - 11.499	4	169,205	0.03	42,301	519	69.34
Total:	**3,772**	**$519,833,537**	**100.00 %**	**$137,814**	**618**	**82.33 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Maximum Mortgage Rates of the Group II-A Loans

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Group II-A Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
10.000 - 10.999	11	$1,910,626	0.37 %	$173,693	704	79.50 %
11.000 - 11.999	124	19,748,213	3.80	159,260	664	80.67
12.000 - 12.999	905	138,202,630	26.59	152,710	635	80.65
13.000 - 13.999	1,386	198,114,991	38.11	142,940	619	83.04
14.000 - 14.999	918	117,258,056	22.56	127,732	601	83.21
15.000 - 15.999	297	32,249,312	6.20	108,584	582	83.01
16.000 - 16.999	114	11,109,234	2.14	97,449	569	82.34
17.000 - 17.999	17	1,240,475	0.24	72,969	565	83.85
Total:	**3,772**	**$519,833,537**	**100.00 %**	**$137,814**	**618**	**82.33 %**

Minimum Mortgage Rates of the Group II-A Loans

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Group II-A Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
2.000 - 2.999	1	$69,940	0.01 %	$69,940	678	42.00 %
3.000 - 3.999	1	176,800	0.03	176,800	664	85.00
4.000 - 4.999	12	1,980,226	0.38	165,019	704	79.52
5.000 - 5.999	175	30,106,565	5.79	172,038	653	81.35
6.000 - 6.999	1,040	164,748,447	31.69	158,412	635	81.87
7.000 - 7.999	1,477	203,550,292	39.16	137,813	618	82.42
8.000 - 8.999	817	95,661,488	18.40	117,089	586	83.62
9.000 - 9.999	208	20,683,915	3.98	99,442	570	81.39
10.000 - 10.999	37	2,686,659	0.52	72,612	551	79.02
11.000 - 11.999	4	169,205	0.03	42,301	519	69.34
Total:	**3,772**	**$519,833,537**	**100.00 %**	**$137,814**	**618**	**82.33 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Next Interest Rate Adjustment Dates of the Group II-A Loans

Next Interest Rate Adjustment Date	Number of Mortgage Loans	Principal Balance	Percentage of Group II-A Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
November-04	1	$110,059	0.02 %	$110,059	623	80.00 %
January-05	2	178,512	0.03	89,256	574	80.00
February-05	1	74,807	0.01	74,807	619	80.00
March-05	5	507,386	0.10	101,477	620	81.76
May-05	1	238,337	0.05	238,337	661	80.00
June-05	2	253,928	0.05	126,964	640	76.57
July-05	13	1,546,214	0.30	118,940	618	93.17
August-05	19	2,835,034	0.55	149,212	599	86.70
September-05	127	18,307,369	3.52	144,153	622	84.53
October-05	691	103,712,657	19.95	150,091	625	82.32
November-05	1,890	254,427,177	48.94	134,618	611	82.15
December-05	174	22,793,987	4.38	131,000	612	81.24
April-06	1	111,575	0.02	111,575	581	80.00
July-06	4	393,575	0.08	98,394	623	75.15
August-06	4	716,549	0.14	179,137	607	76.95
September-06	18	2,308,419	0.44	128,246	620	82.97
October-06	205	30,109,727	5.79	146,877	639	85.39
November-06	479	63,295,867	12.18	132,142	623	82.07
December-06	125	16,388,410	3.15	131,107	614	78.84
January-07	10	1,523,950	0.29	152,395	649	76.69
Total:	**3,772**	**$519,833,537**	**100.00 %**	**$137,814**	**618**	**82.33 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

DESCRIPTION OF THE COLLATERAL

GROUP II-B MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$519,647,826.06		
Number of Loans	3,496		
Average Current Loan Balance	$148,640.68	$25,000.00	$650,000.00
(1) Weighted Average Original Loan-to-Value Ratio	82.83%	18.00%	95.00%
(1) Weighted Average Mortgage Rate	7.21%	4.49%	11.50%
(1) Weighted Average Net Mortgage Rate	6.69%	4.04%	10.92%
(1) Weighted Average Note Margin	6.88%	0.50%	11.63%
(1) Weighted Average Maximum Mortgage Rate	13.61%	9.60%	17.99%
(1) Weighted Average Minimum Mortgage Rate	7.36%	4.49%	11.63%
(1) Weighted Average Term to Next Rate Adjustment Rate (months)	26	5	62
(1) Weighted Average Remaining Term to Stated Maturity (months)	360	347	360
(1) (2) Weighted Average Credit Score	618	479	795

(1) Weighted Average reflected in Total.
(2) 99.79% of the Group II-B Mortgage Loans have Credit Scores.

	Range	Percent of Cut-Off Date Principal Balance
Product Type	ARM	100.00%
Lien	First	100.00%
Property Type	Single-family detached	81.03%
	Planned Unit Developments (detached)	7.99%
	Condo Low-Rise (less than 5 stories)	3.80%
	Two- to four- family units	2.87%
	Planned Unit Developments (attached)	2.75%
	Townhouse	0.68%
	Manufactured Home	0.73%
	Condo Mid-Rise (5 to 8 stories)	0.06%
	Condo High-Rise (9 stories or more)	0.07%
Occupancy Status	Primary Residence	95.22%
	Non Owner-occupied	4.10%
	Second/Vacation	0.68%
Documentation Type	Full Documentation	82.17%
	Reduced Documentation	17.83%
Loans with Prepayment Penalties		75.29%
Loans serviced by HomeComings		91.12%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Credit Score Distribution of the Group II-B Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Group II-B Loans	Average Principal Balance	Weighted Average Loan-to-Value Ratio
499 or less	5	$483,000	0.09 %	$96,600	62.52 %
500 - 519	27	3,041,986	0.59	112,666	75.88
520 - 539	128	15,220,702	2.93	118,912	75.26
540 - 559	280	37,412,915	7.20	133,618	79.83
560 - 579	416	56,783,134	10.93	136,498	82.03
580 - 599	485	65,326,986	12.57	134,695	83.09
600 - 619	646	97,334,057	18.73	150,672	84.13
620 - 639	552	88,097,085	16.95	159,596	83.63
640 - 659	392	61,290,524	11.79	156,353	83.54
660 - 679	277	46,702,615	8.99	168,601	83.52
680 - 699	116	19,602,501	3.77	168,987	84.45
700 - 719	71	11,823,761	2.28	166,532	84.73
720 - 739	46	8,634,022	1.66	187,696	80.03
740 - 759	21	3,781,768	0.73	180,084	81.80
760 or greater	21	3,010,292	0.58	143,347	80.91
Subtotal with Credit Scores	3,483	518,545,347	99.79	148,879	82.84
Not Available*	13	1,102,479	0.21	84,806	74.62
Total:	**3,496**	**$519,647,826**	**100.00 %**	**$148,641**	**82.83 %**

*Mortgage Loans indicated as having a Credit Score that is "not available" include certain Mortgage Loans where the Credit Score was not provided by the related seller and Mortgage Loans where no credit history can be obtained for the related mortgagor.

Original Mortgage Loan Principal Balances of the Group II-B Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Group II-B Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
1 - 100,000	1,168	$88,168,416	16.97 %	$75,487	607	81.12 %
100,001 - 200,000	1,607	227,648,451	43.81	141,661	614	83.00
200,001 - 300,000	475	113,389,434	21.82	238,715	623	83.50
300,001 - 400,000	204	70,793,307	13.62	347,026	628	84.08
400,001 - 500,000	37	16,791,170	3.23	453,815	647	81.67
500,001 - 600,000	3	1,587,671	0.31	529,224	638	69.83
600,001 - 700,000	2	1,269,377	0.24	634,688	649	72.32
Total:	**3,496**	**$519,647,826**	**100.00 %**	**$148,641**	**618**	**82.83 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Net Mortgage Rates of the Group II-B Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Group II-B Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
4.000 - 4.499	7	$1,155,745	0.22 %	$165,106	695	80.91 %
4.500 - 4.999	47	11,578,888	2.23	246,359	675	77.46
5.000 - 5.499	143	29,480,563	5.67	206,158	650	78.51
5.500 - 5.999	375	69,789,128	13.43	186,104	637	79.91
6.000 - 6.499	697	116,228,822	22.37	166,756	630	83.13
6.500 - 6.999	721	108,878,190	20.95	151,010	617	84.52
7.000 - 7.499	683	90,011,039	17.32	131,788	604	84.74
7.500 - 7.999	418	50,918,303	9.80	121,814	593	83.45
8.000 - 8.499	242	26,142,849	5.03	108,028	576	83.19
8.500 - 8.999	96	9,598,573	1.85	99,985	571	82.73
9.000 - 9.499	49	4,462,251	0.86	91,066	562	77.88
9.500 - 9.999	10	904,556	0.17	90,456	560	69.45
10.000 - 10.499	7	466,529	0.09	66,647	565	77.71
10.500 - 10.999	1	32,390	0.01	32,390	538	60.00
Total:	**3,496**	**$519,647,826**	**100.00 %**	**$148,641**	**618**	**82.83 %**

Mortgage Rates of the Group II-B Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Group II-B Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
4.000 - 4.499	1	$62,000	0.01 %	$62,000	767	80.00 %
4.500 - 4.999	6	1,099,792	0.21	183,299	708	79.66
5.000 - 5.499	44	11,124,628	2.14	252,832	677	79.47
5.500 - 5.999	155	32,917,456	6.33	212,371	653	78.08
6.000 - 6.499	312	57,941,848	11.15	185,711	639	80.33
6.500 - 6.999	761	128,396,436	24.71	168,721	631	82.84
7.000 - 7.499	644	96,700,776	18.61	150,156	618	84.51
7.500 - 7.999	727	96,220,307	18.52	132,353	605	84.64
8.000 - 8.499	374	45,800,159	8.81	122,460	589	83.78
8.500 - 8.999	286	31,270,596	6.02	109,338	576	82.81
9.000 - 9.499	99	9,830,006	1.89	99,293	570	82.01
9.500 - 9.999	60	6,158,424	1.19	102,640	562	81.55
10.000 - 10.499	18	1,473,540	0.28	81,863	553	68.15
10.500 - 10.999	8	619,468	0.12	77,434	563	79.51
11.500 - 11.999	1	32,390	0.01	32,390	538	60.00
Total:	**3,496**	**$519,647,826**	**100.00 %**	**$148,641**	**618**	**82.83 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Original Loan-to-Value Ratios of the Group II-B Loans

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Group II-B Loans	Average Principal Balance	Weighted Average Credit Score
0.01 - 50.00	58	$5,984,027	1.15 %	$103,173	588
50.01 - 55.00	23	2,743,792	0.53	119,295	610
55.01 - 60.00	55	7,097,822	1.37	129,051	619
60.01 - 65.00	80	11,614,613	2.24	145,183	603
65.01 - 70.00	177	24,290,591	4.67	137,235	597
70.01 - 75.00	243	32,754,059	6.30	134,790	604
75.01 - 80.00	959	150,046,406	28.87	156,461	628
80.01 - 85.00	633	89,801,938	17.28	141,867	611
85.01 - 90.00	883	136,325,140	26.23	154,389	611
90.01 - 95.00	385	58,989,439	11.35	153,219	641
Total:	**3,496**	**$519,647,826**	**100.00 %**	**$148,641**	**618**

Geographic Distribution of Mortgaged Properties of the Group II-B Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Group II-B Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
California	497	$115,243,799	22.18 %	$231,879	629	81.30 %
Florida	318	40,751,900	7.84	128,151	616	82.84
Georgia	150	19,871,234	3.82	132,475	611	83.86
Illinois	192	28,750,254	5.53	149,741	619	83.00
Michigan	249	29,264,913	5.63	117,530	612	82.94
Minnesota	177	27,979,177	5.38	158,074	622	81.42
Texas	152	19,919,756	3.83	131,051	608	83.84
Wisconsin	170	19,171,059	3.69	112,771	616	83.68
Other	1,591	218,695,735	42.09	137,458	614	83.51
Total:	**3,496**	**$519,647,826**	**100.00 %**	**$148,641**	**618**	**82.83 %**

Note: Other includes states and the District of Columbia with under 3% concentrations individually.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgage Loan Purpose of the Group II-B Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Group II-B Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Equity Refinance	2,166	$321,871,803	61.94 %	$148,602	611	82.18 %
Purchase	1,093	161,589,539	31.10	147,840	631	84.12
Rate/Term Refinance	237	36,186,483	6.96	152,686	617	82.74
Total:	**3,496**	**$519,647,826**	**100.00 %**	**$148,641**	**618**	**82.83 %**

Mortgage Loan Documentation Type of the Group II-B Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Group II-B Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Full Documentation	2,915	$426,985,117	82.17 %	$146,479	613	84.26 %
Reduced Documentation	581	92,662,709	17.83	159,488	639	76.21
Total:	**3,496**	**$519,647,826**	**100.00 %**	**$148,641**	**618**	**82.83 %**

Occupancy Type of the Group II-B Loans

Occupancy Type	Number of Mortgage Loans	Principal Balance	Percentage of Group II-B Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Primary Residence	3,271	$494,806,797	95.22 %	$151,271	616	83.04 %
Non Owner-occupied	198	21,291,593	4.10	107,533	652	78.95
Second/Vacation	27	3,549,436	0.68	131,461	648	76.68
Total:	***3,496***	***$519,647,826***	***100.00 %***	***$148,641***	***618***	***82.83 %***

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgaged Property Types of the Group II-B Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Group II-B Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Single-family detached	2,868	$421,091,664	81.03 %	$146,824	616	83.04 %
Planned Unit Developments (detached)	222	41,535,240	7.99	187,096	616	82.93
Condo Low-Rise (less than 5 stories)	136	19,766,098	3.80	145,339	636	82.22
Two- to four- family units	103	14,928,381	2.87	144,936	637	80.25
Planned Unit Developments (attached)	86	14,315,167	2.75	166,455	620	81.56
Townhouse	29	3,546,964	0.68	122,309	601	81.11
Manufactured Home	47	3,805,842	0.73	80,975	615	77.97
Condo Mid-Rise (5 to 8 stories)	2	299,950	0.06	149,975	634	85.48
Condo High-Rise (9 stories or more)	3	358,521	0.07	119,507	643	75.15
Total:	**3,496**	**$519,647,826**	**100.00 %**	**$148,641**	**618**	**82.83 %**

Credit Grades of the Group II-B Loans

Credit Grade	Number of Mortgage Loans	Principal Balance	Percentage of Group II-B Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
A4	1,565	$245,750,093	47.29 %	$157,029	647	84.13 %
AX	861	134,572,946	25.90	156,298	614	83.30
AM	564	78,270,566	15.06	138,778	580	83.40
B	314	39,932,451	7.68	127,173	559	78.99
C	124	14,651,061	2.82	118,154	548	72.66
CM	68	6,470,709	1.25	95,157	548	62.98
Total:	**3,496**	**$519,647,826**	**100.00 %**	**$148,641**	**618**	**82.83 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Prepayment Penalty Terms of the Group II-B Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Group II-B Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
12 Months	150	$31,732,371	6.11 %	$211,549	629	82.69 %
24 Months	1,729	263,660,341	50.74	152,493	619	83.00
36 Months	668	91,859,052	17.68	137,514	618	82.79
48 Months	4	625,849	0.12	156,462	612	87.09
60 Months	8	909,000	0.17	113,625	574	80.29
None	925	128,405,596	24.71	138,817	613	82.51
Other	12	2,455,617	0.47	204,635	617	84.00
Total:	**3,496**	**$519,647,826**	**100.00 %**	**$148,641**	**618**	**82.83 %**

Note Margins of the Group II-B Loans

Range of Note Margins (%)	Number of Mortgage Loans	Principal Balance	Percentage of Group II-B Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
0.500 - 0.999	1	$61,750	0.01 %	$61,750	652	95.00 %
4.000 - 4.499	8	2,164,388	0.42	270,549	670	86.78
4.500 - 4.999	44	10,216,553	1.97	232,194	644	78.49
5.000 - 5.499	158	28,624,687	5.51	181,169	633	81.89
5.500 - 5.999	464	82,663,454	15.91	178,154	625	83.96
6.000 - 6.499	359	60,445,921	11.63	168,373	626	83.22
6.500 - 6.999	658	107,330,090	20.65	163,116	633	81.38
7.000 - 7.499	540	74,043,577	14.25	137,118	621	82.19
7.500 - 7.999	526	69,733,590	13.42	132,573	609	84.04
8.000 - 8.499	387	47,402,986	9.12	122,488	590	85.50
8.500 - 8.999	199	22,113,264	4.26	111,122	575	82.85
9.000 - 9.499	96	10,134,100	1.95	105,564	560	78.94
9.500 - 9.999	42	3,560,264	0.69	84,768	559	78.54
10.000 - 10.499	10	942,633	0.18	94,263	549	77.55
10.500 - 10.999	2	148,179	0.03	74,090	576	60.00
11.000 - 11.499	1	32,390	0.01	32,390	538	60.00
11.500 - 11.999	1	30,000	0.01	30,000	516	42.00
Total:	**3,496**	**$519,647,826**	**100.00 %**	**$148,641**	**618**	**82.83 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Maximum Mortgage Rates of the Group II-B Loans

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Group II-B Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
9.000 - 9.999	1	$74,479	0.01 %	$74,479	624	90.00 %
10.000 - 10.999	5	709,415	0.14	141,883	735	79.48
11.000 - 11.999	106	22,022,442	4.24	207,759	657	78.96
12.000 - 12.999	768	132,723,206	25.54	172,817	640	80.80
13.000 - 13.999	1,285	197,212,840	37.95	153,473	620	84.24
14.000 - 14.999	926	120,840,310	23.25	130,497	598	83.46
15.000 - 15.999	299	35,190,294	6.77	117,693	583	82.99
16.000 - 16.999	92	9,770,904	1.88	106,205	566	82.72
17.000 - 17.999	14	1,103,937	0.21	78,853	566	78.76
Total:	**3,496**	**$519,647,826**	**100.00 %**	**$148,641**	**618**	**82.83 %**

Minimum Mortgage Rates of the Group II-B Loans

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Group II-B Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
4.000 - 4.999	6	$858,605	0.17 %	$143,101	726	79.57 %
5.000 - 5.999	152	31,242,988	6.01	205,546	649	80.52
6.000 - 6.999	892	161,806,064	31.14	181,397	638	81.82
7.000 - 7.999	1,426	206,689,657	39.77	144,944	616	83.47
8.000 - 8.999	790	96,552,425	18.58	122,218	589	84.64
9.000 - 9.999	201	20,269,916	3.90	100,845	566	80.55
10.000 - 10.999	27	2,165,781	0.42	80,214	556	72.43
11.000 - 11.999	2	62,390	0.01	31,195	527	51.34
Total:	**3,496**	**$519,647,826**	**100.00 %**	**$148,641**	**618**	**82.83 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Next Interest Rate Adjustment Dates of the Group II-B Loans

Next Interest Rate Adjustment Date	Number of Mortgage Loans	Principal Balance	Percentage of Group II-B Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
April-04	1	$139,089	0.03 %	$139,089	676	80.00 %
May-04	1	135,522	0.03	135,522	530	85.00
October-04	1	147,432	0.03	147,432	627	85.00
November-04	1	83,831	0.02	83,831	717	85.00
January-05	2	178,753	0.03	89,377	646	82.00
February-05	3	244,180	0.05	81,393	626	82.31
March-05	2	217,496	0.04	108,748	640	91.65
April-05	1	89,541	0.02	89,541	561	79.00
May-05	3	623,988	0.12	207,996	647	75.72
June-05	2	465,191	0.09	232,595	596	90.00
July-05	10	1,573,741	0.30	157,374	610	89.69
August-05	24	2,697,730	0.52	112,405	605	87.16
September-05	128	20,165,166	3.88	157,540	628	84.52
October-05	637	107,016,981	20.59	168,002	626	82.73
November-05	1,721	246,356,111	47.41	143,147	611	83.14
December-05	170	22,632,788	4.36	133,134	611	80.97
July-06	1	74,479	0.01	74,479	624	90.00
August-06	6	725,680	0.14	120,947	611	89.97
September-06	30	5,338,171	1.03	177,939	633	82.65
October-06	174	29,310,930	5.64	168,454	637	83.31
November-06	462	65,497,787	12.60	141,770	619	82.48
December-06	107	14,922,790	2.87	139,465	613	77.76
January-07	7	743,450	0.14	106,207	611	79.22
December-07	1	115,000	0.02	115,000	593	89.00
January-09	1	152,000	0.03	152,000	669	76.00
Total:	**3,496**	**$519,647,826**	**100.00 %**	**$148,641**	**618**	**82.83 %**

All Information is Preliminary and Subject to Change

Banc of America Securities

Transaction

Issuer Residential Asset Securities Corporation
Series 2003-KS11

Collateral $1.45 Billion of Home Equity Mortgage Loans

Servicer Residential Funding Corporation

Rating Agencies Moody's, Fitch and S&P

Structure

Credit Support

1- Excess Interest
2- Overcollateralization
3- Cross collateralization
4- Subordination

Class	Moody's	Fitch	S&P	Cpn Type	Amount	Initial Size	Initial C/E	Stepdown C/E
Fixed Seniors	Aaa	AAA	AAA	Float / Fixed	344,000,000	86.00%	14.00%	34.70%
M-I-1	Aa2	AA	AA	Fixed	24,000,000	6.00%	8.00%	22.70%
M-I-2	A2	A	A+	Fixed	17,000,000	4.25%	3.75%	14.20%
M-I-3	Baa2	BBB	BBB	Fixed	15,000,000	3.75%	0.00%	6.70%
Initial OC					-	0.00%		
OC Target	-	-		-	*21,775,000*	3.35%		
Adj Seniors	Aaa	AAA	AAA	Float	876,750,000	83.50%	16.50%	37.60%
M-II-1	Aa2	AA	AA	Float	73,500,000	7.00%	9.50%	23.60%
M-II-2	A2	A+	A	Float	57,750,000	5.50%	4.00%	12.60%
M-II-3	Baa2	BBB+	BBB	Float	42,000,000	4.00%	0.00%	4.60%
Initial OC					-	0.00%		
OC Target	-	-		-	*26,450,000*	2.30%		

After the Stepdown Date the subordinates may receive principal payments

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) The Product of a) 1.61 for Loan Group I and 1.98 for Loan Group II and b) 60+ day Delinquency Percentage equals or exceeds the senior enhancement percentage
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	**Cumulative Realized Loss Percentage** — Fixed Pool	Adjustable Pool
Months 37-48	2.50% plus an additional 1/12 of 1.50% each month thereafter	3.50% plus an additional 1/12 of 2.00% each month thereafter
Months 49-60	4.00% plus an additional 1/12 of 1.50% each month thereafter	5.50% plus an additional 1/12 of 1.75% each month thereafter
Months 61-72	*5.50% plus an additional 1/12 of 0.50% each month thereafter*	*7.25% plus an additional 1/12 of 0.75% each month thereafter*
Months 73 and thereafter	6.00% thereafter	8.00% thereafter

Loss Coverage

Principal Loss to Bond

	Fwd LIBOR		Fwd LIBOR + 200	
Class	% of CDR Curve	Cum Loss	% of CDR Curve	Cum Loss
M-I-3	157%	8.5%	132%	7.4%
M-II-3	175%	9.3%	136%	7.6%

Fixed CPR Vector		Adjustable CPR Vector		CDR Curve	
Month	CPR	Month	CPR	Month	CDR
1-12	0% to 18%	1-18	0% to 30%	1-24	0% to 8%
13-24	18%	19-24	30% to 50%	25-48	8%
25-120	18% to 21%	25-40	50% to 30%	49-120	8% to 5%
120-360	21%	41-360	30%	121-360	5%

35% loss severity
12 month lag in recoveries
Trigger failing
Run to maturity
Defaults are in addition to prepayments
CPR and CDR Vectors based on Collateral Age

RASC 2003-KS11
A-I-4

Banc of America Securities

Total Cashflow

Pmt Date	Period	Balance	Principal
01/25/2004	1	47,200,000	0
02/25/2004	2	47,200,000	0
03/25/2004	3	47,200,000	0
04/25/2004	4	47,200,000	0
05/25/2004	5	47,200,000	0
06/25/2004	6	47,200,000	0
07/25/2004	7	47,200,000	0
08/25/2004	8	47,200,000	0
09/25/2004	9	47,200,000	0
10/25/2004	10	47,200,000	0
11/25/2004	11	47,200,000	0
12/25/2004	12	47,200,000	0
01/25/2005	13	47,200,000	0
02/25/2005	14	47,200,000	0
03/25/2005	15	47,200,000	0
04/25/2005	16	47,200,000	0
05/25/2005	17	47,200,000	0
06/25/2005	18	47,200,000	0
07/25/2005	19	47,200,000	0
08/25/2005	20	47,200,000	0
09/25/2005	21	47,200,000	0
10/25/2005	22	47,200,000	0
11/25/2005	23	47,200,000	0
12/25/2005	24	47,200,000	0
01/25/2006	25	47,200,000	0
02/25/2006	26	47,200,000	0
03/25/2006	27	47,200,000	0
04/25/2006	28	47,200,000	0
05/25/2006	29	47,200,000	0
06/25/2006	30	47,200,000	0
07/25/2006	31	47,200,000	0
08/25/2006	32	47,200,000	0
09/25/2006	33	47,200,000	0
10/25/2006	34	47,200,000	0
11/25/2006	35	47,200,000	0
12/25/2006	36	47,200,000	0
01/25/2007	37	47,200,000	0
02/25/2007	38	47,200,000	0
03/25/2007	39	47,200,000	0
04/25/2007	40	47,200,000	0
05/25/2007	41	47,200,000	0
06/25/2007	42	47,200,000	0
07/25/2007	43	47,200,000	0
08/25/2007	44	47,200,000	0
09/25/2007	45	47,200,000	1,772,315
10/25/2007	46	45,427,685	1,991,852
11/25/2007	47	43,435,834	1,943,137
12/25/2007	48	41,492,697	1,895,540
01/25/2008	49	39,597,157	1,849,035
02/25/2008	50	37,748,122	1,803,600
03/25/2008	51	35,944,523	1,759,208
04/25/2008	52	34,185,314	1,715,839
05/25/2008	53	32,469,476	1,673,467
06/25/2008	54	30,796,008	1,632,072
07/25/2008	55	29,163,936	1,591,632
08/25/2008	56	27,572,304	1,552,124
09/25/2008	57	26,020,179	1,513,529
10/25/2008	58	24,506,650	1,475,826
11/25/2008	59	23,030,824	1,438,995
12/25/2008	60	21,591,830	1,403,015
01/25/2009	61	20,188,814	1,149,570
02/25/2009	62	19,039,244	1,121,407
03/25/2009	63	17,917,837	1,093,909
04/25/2009	64	16,823,929	1,067,061
05/25/2009	65	15,756,867	1,040,849
06/25/2009	66	14,716,018	1,015,258
07/25/2009	67	13,700,760	990,274
08/25/2009	68	12,710,486	965,881
09/25/2009	69	11,744,605	942,068
10/25/2009	70	10,802,537	918,820
11/25/2009	71	9,883,717	896,124
12/25/2009	72	8,987,593	873,968
01/25/2010	73	8,113,625	751,942
02/25/2010	74	7,361,682	734,955
03/25/2010	75	6,626,728	718,345
04/25/2010	76	5,908,383	702,105
05/25/2010	77	5,206,278	686,227
06/25/2010	78	4,520,052	670,702
07/25/2010	79	3,849,350	655,523
08/25/2010	80	3,193,827	640,682
09/25/2010	81	2,553,145	626,172
10/25/2010	82	1,926,973	611,985
11/25/2010	83	1,314,987	598,115
12/25/2010	84	716,872	584,554
01/25/2011	85	132,318	0
02/25/2011	86	132,318	0
03/25/2011	87	132,318	0
04/25/2011	88	132,318	0
05/25/2011	89	132,318	0
06/25/2011	90	132,318	20,597
07/25/2011	91	111,721	58,872
08/25/2011	92	52,849	52,849

Run at Pricing Speed to Call

RASC 2003-KS11
A-I-5

Banc of America Securities

Total Cashflow

Pmt Date	Period	Balance	Principal	Pmt Date	Period	Balance	Principal
01/25/2004	1	24,400,000	0	05/25/2008	53	24,400,000	0
02/25/2004	2	24,400,000	0	06/25/2008	54	24,400,000	0
03/25/2004	3	24,400,000	0	07/25/2008	55	24,400,000	0
04/25/2004	4	24,400,000	0	08/25/2008	56	24,400,000	0
05/25/2004	5	24,400,000	0	09/25/2008	57	24,400,000	0
06/25/2004	6	24,400,000	0	10/25/2008	58	24,400,000	0
07/25/2004	7	24,400,000	0	11/25/2008	59	24,400,000	0
08/25/2004	8	24,400,000	0	12/25/2008	60	24,400,000	0
09/25/2004	9	24,400,000	0	01/25/2009	61	24,400,000	0
10/25/2004	10	24,400,000	0	02/25/2009	62	24,400,000	0
11/25/2004	11	24,400,000	0	03/25/2009	63	24,400,000	0
12/25/2004	12	24,400,000	0	04/25/2009	64	24,400,000	0
01/25/2005	13	24,400,000	0	05/25/2009	65	24,400,000	0
02/25/2005	14	24,400,000	0	06/25/2009	66	24,400,000	0
03/25/2005	15	24,400,000	0	07/25/2009	67	24,400,000	0
04/25/2005	16	24,400,000	0	08/25/2009	68	24,400,000	0
05/25/2005	17	24,400,000	0	09/25/2009	69	24,400,000	0
06/25/2005	18	24,400,000	0	10/25/2009	70	24,400,000	0
07/25/2005	19	24,400,000	0	11/25/2009	71	24,400,000	0
08/25/2005	20	24,400,000	0	12/25/2009	72	24,400,000	0
09/25/2005	21	24,400,000	0	01/25/2010	73	24,400,000	0
10/25/2005	22	24,400,000	0	02/25/2010	74	24,400,000	0
11/25/2005	23	24,400,000	0	03/25/2010	75	24,400,000	0
12/25/2005	24	24,400,000	0	04/25/2010	76	24,400,000	0
01/25/2006	25	24,400,000	0	05/25/2010	77	24,400,000	0
02/25/2006	26	24,400,000	0	06/25/2010	78	24,400,000	0
03/25/2006	27	24,400,000	0	07/25/2010	79	24,400,000	0
04/25/2006	28	24,400,000	0	08/25/2010	80	24,400,000	0
05/25/2006	29	24,400,000	0	09/25/2010	81	24,400,000	0
06/25/2006	30	24,400,000	0	10/25/2010	82	24,400,000	0
07/25/2006	31	24,400,000	0	11/25/2010	83	24,400,000	0
08/25/2006	32	24,400,000	0	12/25/2010	84	24,400,000	0
09/25/2006	33	24,400,000	0	01/25/2011	85	24,400,000	0
10/25/2006	34	24,400,000	0	02/25/2011	86	24,400,000	0
11/25/2006	35	24,400,000	0	03/25/2011	87	24,400,000	0
12/25/2006	36	24,400,000	0	04/25/2011	88	24,400,000	0
01/25/2007	37	24,400,000	0	05/25/2011	89	24,400,000	0
02/25/2007	38	24,400,000	0	06/25/2011	90	24,400,000	0
03/25/2007	39	24,400,000	0	07/25/2011	91	24,400,000	0
04/25/2007	40	24,400,000	0	08/25/2011	92	24,400,000	40,758
05/25/2007	41	24,400,000	0	09/25/2011	93	24,359,242	125,066
06/25/2007	42	24,400,000	0	10/25/2011	94	24,234,177	153,491
07/25/2007	43	24,400,000	0	11/25/2011	95	24,080,685	179,111
08/25/2007	44	24,400,000	0	12/25/2011	96	23,901,574	202,137
09/25/2007	45	24,400,000	0	01/25/2012	97	23,699,437	222,764
10/25/2007	46	24,400,000	0	02/25/2012	98	23,476,673	241,176
11/25/2007	47	24,400,000	0	03/25/2012	99	23,235,498	257,542
12/25/2007	48	24,400,000	0	04/25/2012	100	22,977,956	272,019
01/25/2008	49	24,400,000	0	05/25/2012	101	22,705,937	284,756
02/25/2008	50	24,400,000	0	06/25/2012	102	22,421,181	295,887
03/25/2008	51	24,400,000	0	07/25/2012	103	22,125,295	22,125,295
04/25/2008	52	24,400,000	0				

Total Cashflow

Pmt Date	Period	Balance	Principal
01/25/2004	1	24,000,000	0
02/25/2004	2	24,000,000	0
03/25/2004	3	24,000,000	0
04/25/2004	4	24,000,000	0
05/25/2004	5	24,000,000	0
06/25/2004	6	24,000,000	0
07/25/2004	7	24,000,000	0
08/25/2004	8	24,000,000	0
09/25/2004	9	24,000,000	0
10/25/2004	10	24,000,000	0
11/25/2004	11	24,000,000	0
12/25/2004	12	24,000,000	0
01/25/2005	13	24,000,000	0
02/25/2005	14	24,000,000	0
03/25/2005	15	24,000,000	0
04/25/2005	16	24,000,000	0
05/25/2005	17	24,000,000	0
06/25/2005	18	24,000,000	0
07/25/2005	19	24,000,000	0
08/25/2005	20	24,000,000	0
09/25/2005	21	24,000,000	0
10/25/2005	22	24,000,000	0
11/25/2005	23	24,000,000	0
12/25/2005	24	24,000,000	0
01/25/2006	25	24,000,000	0
02/25/2006	26	24,000,000	0
03/25/2006	27	24,000,000	0
04/25/2006	28	24,000,000	0
05/25/2006	29	24,000,000	0
06/25/2006	30	24,000,000	0
07/25/2006	31	24,000,000	0
08/25/2006	32	24,000,000	0
09/25/2006	33	24,000,000	0
10/25/2006	34	24,000,000	0
11/25/2006	35	24,000,000	0
12/25/2006	36	24,000,000	0
01/25/2007	37	24,000,000	1,389,146
02/25/2007	38	22,610,854	686,732
03/25/2007	39	21,924,122	498,984
04/25/2007	40	21,425,138	487,826
05/25/2007	41	20,937,312	476,914
06/25/2007	42	20,460,398	466,244
07/25/2007	43	19,994,154	455,810
08/25/2007	44	19,538,345	445,606
09/25/2007	45	19,092,739	435,628
10/25/2007	46	18,657,111	425,871
11/25/2007	47	18,231,240	416,330
12/25/2007	48	17,814,910	407,000
01/25/2008	49	17,407,910	397,876
02/25/2008	50	17,010,034	388,955
03/25/2008	51	16,621,080	380,231
04/25/2008	52	16,240,849	371,700
05/25/2008	53	15,869,149	363,358
06/25/2008	54	15,505,791	355,201
07/25/2008	55	15,150,590	347,225
08/25/2008	56	14,803,365	339,426
09/25/2008	57	14,463,939	331,799
10/25/2008	58	14,132,140	324,342
11/25/2008	59	13,807,798	317,050
12/25/2008	60	13,490,748	309,920
01/25/2009	61	13,180,828	302,948
02/25/2009	62	12,877,881	296,130
03/25/2009	63	12,581,750	289,464
04/25/2009	64	12,292,286	282,947
05/25/2009	65	12,009,339	276,573
06/25/2009	66	11,732,766	270,342
07/25/2009	67	11,462,424	264,248
08/25/2009	68	11,198,176	258,291
09/25/2009	69	10,939,885	252,465
10/25/2009	70	10,687,420	246,769
11/25/2009	71	10,440,651	241,200
12/25/2009	72	10,199,451	235,755
01/25/2010	73	9,963,696	230,430
02/25/2010	74	9,733,266	225,224
03/25/2010	75	9,508,041	220,134
04/25/2010	76	9,287,907	215,158
05/25/2010	77	9,072,749	210,292
06/25/2010	78	8,862,457	205,534
07/25/2010	79	8,656,923	200,883
08/25/2010	80	8,456,040	196,335
09/25/2010	81	8,259,705	191,888
10/25/2010	82	8,067,816	187,541
11/25/2010	83	7,880,275	183,290
12/25/2010	84	7,696,985	179,135
01/25/2011	85	7,517,850	175,072
02/25/2011	86	7,342,779	171,099
03/25/2011	87	7,171,679	167,216
04/25/2011	88	7,004,464	163,419
05/25/2011	89	6,841,045	159,706
06/25/2011	90	6,681,339	156,077
07/25/2011	91	6,525,262	152,529
08/25/2011	92	6,372,733	149,060
09/25/2011	93	6,223,673	145,668
10/25/2011	94	6,078,004	142,353
11/25/2011	95	5,935,652	139,111
12/25/2011	96	5,796,540	135,942
01/25/2012	97	5,660,598	132,844
02/25/2012	98	5,527,754	129,816
03/25/2012	99	5,397,938	126,855
04/25/2012	100	5,271,083	123,960
05/25/2012	101	5,147,123	121,130
06/25/2012	102	5,025,993	118,364
07/25/2012	103	4,907,629	4,907,629

Loan Number	Loan Type	Index	Aggregate Principal Balance	Mortgage Rate	Expense Fee Rate	Original Term to Maturity (Months)	Remaining Term to Maturity (Months)
I-1	Fixed	--	$11,534,961.26	9.887%	0.563%	180	180
I-2	Fixed	--	$30,582,390.06	7.940%	0.478%	177	177
I-3	Fixed	--	$357,882,648.68	7.507%	0.450%	355	354
II-1	ARM	6m LIBOR	$385,989,959.93	7.277%	0.527%	360	360
II-2	ARM	6m LIBOR	$139,010,040.07	7.011%	0.508%	360	360
II-3	ARM	6m LIBOR	$384,049,993.91	7.272%	0.525%	360	360
II-4	ARM	6m LIBOR	$140,950,006.09	7.044%	0.515%	360	360
Total			**$1,450,000,000.00**				

Age (Months)	Remaining Amortization Term (Months)	Months to Next Adjustment Date	Months between Rate Adjustment Date	Gross Margin	Initial Periodic Rate Cap	Periodic Rate Cap	Lifetime Minimum Rate
0	360	--	--	--	--	--	--
0	177	--	--	--	--	--	--
1	354	--	--	--	--	--	--
0	360	24	6	6.775%	2.641%	1.190%	7.375%
0	360	34	6	7.122%	2.890%	1.059%	7.303%
0	360	24	6	6.781%	2.661%	1.190%	7.368%
0	360	34	6	7.157%	2.881%	1.066%	7.348%

Lifetime Maximum Rate
--
--
--
13.746%
13.212%
13.732%
13.273%